April 6, 2006

Attention: Larry Spirgel

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720 Building 2

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Forms 10-K and 10-K/A for the fiscal year ended June 30, 2005
Filed September 28, 2005 and October 28, 2005, respectively
Form 10-Q for the quarter ended September 30, 2005
Filed November 14, 2005

This letter is in response to the Staff’s letter dated February 16, 2006 to Yak Communications Inc. (“Yak” or the “Company”). For ease of reference each of the comments in your letter are set forth below, in seratim, except for comment no. 11 and our response thereto, which has been taken out of order and included in the discussion of business segment disclosure (see pp. 2 - 3, below) and are followed by our responses.

Forms 10-K and 10-K/A for the year ended June 30, 2005

Item 7 Management’s Discussion and Analysis

Pro Forma Information, page 23

1.	Please expand your disclosures to discuss why your non-GAAP measure is relevant since it excludes reasonably likely recurring items such as due diligence costs for acquisitions and recruiting fees for management. In that regard, we note your current disclosures do not provide all of the disclosure items highlighted in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures. We note that your non-GAAP measure as currently presented may be prohibited under Item 10 S-K unless you are able to meet the burden of demonstrating the usefulness of the measure. Item 10 of S-K prohibits the presentation of a non-GAAP performance measure that excludes recurring charges that have occurred within the past two years or are reasonably likely to recur within two years, unless you are able to overcome the burden of demonstrating the usefulness. Please either delete this measure, or revise to provide all of the disclosures required by Item 10 of Regulation S-K and Question 8 of the FAQ.

Response: Management is proposing to remove all non-GAAP disclosures from the Company’s filings. The Company proposes to make this change in conjunction with the filing of amendments to its Form 10-K/A for the year-ended June 30, 2005 and Form 10-Q for the period ending September 30, 2005. There are no non-GAAP measures in the Company’s Form 10-Q for December 31, 2005.

Results of Operations, page 26

2.	A review of the MD&A shows that you did not discuss the profitability measure of each segment consistent with the measure disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Please revise or advise.

3.	We note that Yak for Business and Contour provided approximately a combined 18% and 21% of GAAP revenues for fiscal years 2005 and 2004, respectively. As these products represent significant portions of your business, please revise and discuss the profitability measure of Yak for Business and Contour for all applicable periods presented. See Item 303(a) of Regulation S-K.

Note 15 Segment and Related Information, page F-32

11.	Tell us in detail how you determined your operating segments under paragraphs 10-16 of SFAS 131. Also if you have aggregated operating segments into reportable segments, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In this regard, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

Response: Historically, the Company has incorrectly applied the provisions of FAS 131. We are proposing to amend our Form 10-K/A for the year-ended June 30, 2005, and Form 10-Qs for the quarters ended September 30 and December 31, 2005, to modify and enhance the operating segment disclosure. The proposed presentation for segmented results for the Form 10-K/A No. 2 to be filed for the period ended June 30, 2005 including results for similar periods ending 2004 and 2003 are set forth on Exhibit I attached hereto.

Consolidated Statements of Operations, page F-4

4.	If the captions “cost of sales” and “gross margin” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”

Response: We are proposing to amend our disclosure to be consistent with the requirements of SAB 11:B; in this regard, the Company would add a reference to exclude depreciation and amortization from cost of revenue. Management will disclose the amounts of depreciation and amortization where references would be indicated. Please refer to the revised Statement of Operations on Schedule A.

Note 3 Due to Factor, page F-16

5.	Please tell us how you accounted for the assignment of the accounts receivable, including the authoritative guidance on which you relied. Tell us whether the secured party in the transaction had the right to sell or re-pledge the collateral. Please revise to provide all disclosures as required by SFAS 140 and SOP 01-6, including a general description of the transaction and the nature of restrictions placed on the assets, and disclosures of the allowance for doubtful accounts, any unamortized premiums and discounts, and any net unamortized deferred fees and costs, or advise.

Response: Management believes that the assignment of the accounts receivable was accounted for in accordance with SFAS 140 and SOP 01-6. The Company has provided its accounting memorandum regarding management’s treatment of these accounts receivable in Schedule C.

The Company did misclassify financing costs as operating expenses for fiscal years 2003, 2004 and 2005 versus disclosing such costs below the line as an element of interest expense as discussed by the AICPA’s Special Committee on “Classification of Items of Comprehensive Income”. The effect of this misclassification can be seen under Item 5F under Schedule B which includes the proposed adjustments to the income statement.

Note 5 Next Generation Software and Financial Restatements, page F-17

6.	We note your explanation regarding the gain you recognized as a result of the settlement of the joint venture receivable and the early extinguishment of related debt on pages F-18 to F-21. Please explain and reconcile the $1.2 million you recognized in the statement of operations on page F-4 under the “Gain on settlement” heading, the $2.4 million adjustment in your statement of cash flows on page F-5, under the heading “Settlement of JV/Note payable agreement”, and the explanation you provided in Note 5.

Response: The $2.4 million in the cash flow is inaccurate; the corrected amount ($1.2 million) is shown in the Statement of Operations set forth in Schedule A. The methodology used by the Company to complete the Cash Flow Statement was incorrect and the Company is proposing to amend its cash flow statements for the fiscal years ended June 30, 2003, 2004 and 2005 on its Form 10-K/A No. 2 to correct for this error. Please see Schedule A for the changes to the Cash Flow Statement.

The Company’s prior cash flow statement preparation methodology did not take into account the effect of foreign exchange, which resulted in several line items being under and overstated. These amounts have also been revised.

Note 9 Income Taxes, page F-25

7.	Please tell us, and disclose, if material, the total valuation allowance recognized for deferred tax assets and the net change during the year in the total valuation allowance account. Refer to SFAS no.109, par. 43.

8.	Please clarify the penultimate paragraph of page F-26 and tell us why no tax benefits were recorded related to those exercised and disqualified employee options and why, therefore, a valuation allowance was required for the entire benefit. Further, please provide us with a detailed analysis showing how you determined the appropriateness of your deferred tax asset valuation allowance for all periods presented.

9.	It is unclear to us why the reconciliation in the first table of page F-27 begins with material benefits at US statutory rates when your earnings before income taxes, as presented on page F-4, does not report loss from continuing operations. Please reformat this reconciliation table to disclose the domestic federal tax on income from continuing operations at statutory rates as prescribed by paragraph 47 of SFAS 109. Otherwise, please advise.

Response: The Company is proposing to revise its income taxation note in its financial statements for the year ended June 30, 2005 to:

•	Correct the tax rate reconciliation; and

•	Remove confusing disclosure relating to stock based compensation.

Attached hereto as Exhibit II is our proposed updated note on taxation.

The Company, as requested in comment 8, reviewed the analysis made in its determination of the appropriateness of the deferred tax asset valuation allowance for the periods presented. In its analysis, the Company considered its financial position and its results of operations. Transfer pricing and enhanced marketing efforts are reasons why management believes there is sufficient evidence to prove that our deferred tax assets will be realized and that no valuation allowance would be necessary.

Yak began operations in the United States in 2002 and incurred losses of $1.5 million, $1.2 million and $8.4 million for the fiscal years ending 2003, 2004 and 2005, respectively. At June 30, 2005 the Company had a deferred tax asset, from unrealized U.S. tax loss carryforwards, in the amount of $2.8 million which would begin to expire in 2020. On the other hand, the Company’s Canadian operations were profitable during this period, generating pre-tax earnings of $7.0 million, $9.5 million and $15.6 million for the fiscal years ending 2003, 2004 and 2005, respectively. The Company, through the utilization of transfer pricing policies, utilized the U.S. losses by transferring costs from the U.S. entity to the Canadian subsidiaries for the use of switching equipment and for other costs such as license costs, broadband licensing costs and overhead costs. Specifically, the agreement for license costs between the U.S. and Canadian entities of the Company, which was entered into on January 1, 2002, states that

“The Licensee (Yak Canada) shall pay to the Licensor (Yak America), on a quarter annual basis (15 days after each of September 30th, December 31st, March 31st and June 30th) a licence fee for the 3 month quarter then ended which fee shall be based on the gross minutes (the “Gross Minutes”) of Services to USA Customers provided by the Licensee and billed within each calendar month.”

As of December 31, 2005 the Company’s deferred tax asset had been reduced to $1.1 million due to a combination of these transfer pricing policies. Another possible tax planning strategy available to the Company is that the Company use these loss carryforwards through the distribution of earnings from the Canadian operations to the U.S. parent company. This earning distribution would then be loaned back into the Canadian subsidiary, thereby creating interest income in the U.S. company to utilize any remaining losses in the future.

As management focused more of its efforts in 2005 on growing its United States operations, U.S. marketing costs were significantly increased. Advertising costs in fiscal 2004 were $0.2 million. Advertising costs in fiscal 2005 were $5.4 million. Budgeted advertising costs for fiscal 2006 are $3.4 million as management intends to improve the efficiency of its marketing dollars by continuing to grow revenues in the United States, but at a lower cost when compared to fiscal 2005. It is management’s belief that growth in the United States is expected to continue in the future and this belief is supported by the Company’s increased commitment to marketing in the United States. Expenses of this nature and of these amounts would not be incurred if growth in the U.S. was not foreseen.

Note 10 Common Stock, page F-28

10.	We note that the warrants issued in connection with the March 18, 2004 common share issuance are also subject to the registration rights agreement. This agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective, or else you are required to pay liquidated damages on the event day that the registration statement ceases to be effective and for each month thereafter until the event is cured. It appears that these provisions would result in liability classification under paragraphs 14 through 17 of EITF 00-19. If true, you would be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities. Please revise your Form 10-K and subsequent Forms 10-Q for each series of warrants issued with the common shares, or advise.

Response: Management reviewed the accounting applied by the Company in respect of the warrants issued in 2004 in connection with a private placement transaction and determined that a liability classification would be required in accordance with SFAS 133, SFAS 150 and EITF 00-19. Management has shown, in Exhibit III, the effect of this error on the income statement for the fiscal years ended June 30, 2005 and 2004.

As the Company’s prospectus issued pursuant to its registration statement was not available for two months in the fiscal year ended June 30 2005, the Company determined that liquidated damages should be accrued as a legal liability. The Company is proposing to amend its Form 10-K/A for the year-ended June 30, 2005 to modify and correct for these two accounting errors. Item 5B under Schedule B includes the proposed adjustments to the balance sheet, income statement and statement of cash flows for both of the proposed adjustments.

The Company has also attached its accounting memorandum on the subject below in Schedule D.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

12.	Please comply with all of the above comments in your future filings as applicable.

Response: Management has reviewed the comments of the Staff of the Securities and Exchange Commission and management is proposing, where applicable, to make the changes to its Form 10-K/A for June 30, 2005, and its Form 10-Qs for the periods ending September and December 2005, as well as in its future filings.

The Company intends to amend its Annual Report on Form 10-K/A No. 1 and related MD&A comments. The Company is also in the process of analyzing the impact of the above adjustments on its Quarterly Reports on Form 10-Q for the periods ending September 30, 2005 and December 31, 2005 in order to accomplish the foregoing.

*     *     *     *

Also attached are:

•	Schedule A which sets forth the aggregate effect of the above noted item on the financial statements of the Company.

•	Schedule B which sets forth the proposed note in the Financial Statements of the Company that speaks to the above restatements.

•	Schedule C is a memorandum regarding accounting for the Company’s assignment of accounts receivable for 2002, 2003, 2004 and 2005.

•	Schedule D is a memorandum regarding accounting for the Company’s 2004 Warrants.

The acknowledgement from the Company you have requested is attached hereto.

Should you have any further questions or comments regarding this amendment or require any further information, please feel free to call me at (647) 722-7091.

Sincerely,

/s/

Paul Broude

Principal Financial Officer

CC:	Gary M. Clifford, Chairman of the Audit Committee, Yak Communications Inc.
Al Title, Partner, Horwath Orenstein LLP

ACKNOWLEDGMENT

The undersigned, in their capacity as officers of Yak Communications Inc. (the “Company”) hereby acknowledges:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 6, 2006	Yak Communications Inc.

	By:	/s/ Charles Zwebner
Charles Zwebner
Chairman and CEO

	By:	/s/ Paul Broude
Paul Broude
Principal Financial Officer

Exhibit I

SEGMENTED AND RELATED INFORMATION

The Company has five reportable segments: Yak Canada, Yak for Business, Contour, Yak America and VoIP. Segment sales and profit data that follow are consistent with the Company’s current management reporting structure. The Yak Canada and Yak America segments provide products such as Dial-Around, “1+”, LooneyCall, YakCell and Calling Card. The Yak for Business segment provides voice and data products, including local lines, long distance, data management and point-to-point private lines. The Contour segment provides telecommunication management services. The WorldCity VoIP segment provides VoIP services to residential customers. The Corporate Headquarters segment includes management fees, interest income and in prior periods, revenue from the Company’s proportionate share of Digital Way S.A. The Company’s selling, general and administrative expenses and cost of revenues, excluding corporate expense, are charged to each segment based on where the expenses are incurred. Segment results for the periods ended June 30, 2005, 2004 and 2003 are as follows (in thousands):

	Fiscal Year Ended June 30, 2005
	Yak Canada	Yak for Business	Contour	Yak America	WorldCity VoIP	Total Segments	Eliminations and Other	Total
	$	$	$	$	$	$	$	$
Revenues	72,194	11,753	5,557	3,007	76	92,587	113	92,700
Cost of Revenues(1)	41,899	8,416	4,085	3,094	33	57,527	109	57,636

Contribution Margin	30,295	3,337	1,472	(87)	43	35,060	4	35,064
General and Administration	9,471	2,915	1,083	1,608	512	15,589	3,447	19,036
Sales and Marketing	1,900	8	—	5,358	—	7,266	27	7,293
Other Expenses	(10)	73	101	(126)	390	428	(1,796)	(1,368)
Depreciation and Amortization	2,077	556	17	132	141	2,923	20	2,943

Segment Earnings (Loss) Before Income Tax	16,857	(215)	271	(7,059)	(1,000)	8,854	(1,694)	7,160

Segment Assets	38,029	7,382	2,409	1,603	1,381	50,804	444	51,248
Long-Lived Assets	11,068	2,705	286	629	1,379	16,067	—	16,067

(1)	Excludes depreciation and amortization of $2,359

	Fiscal Year Ended June 30, 2004
	Yak Canada	Yak for Business	Contour	Yak America	WorldCity VoIP	Total Segments	Eliminations and Other	Total
	$	$	$	$	$	$	$	$
Revenues	62,228	11,775	5,646	1,074	—	80,723	79	80,802
Cost of Revenues(1)	39,403	8,647	4,018	1,048	—	53,116	33	53,149

Contribution Margin	22,825	3,128	1,628	26	—	27,607	46	27,653
General and Administration	5,558	2,950	964	303	172	9,947	1,534	11,481
Sales and Marketing	3,571	30	—	204	—	3,805	89	3,894
Other Expenses	2,221	40	(56)	(52)	—	2,153	(1,203)	950
Depreciation and Amortization	2,372	472	60	62	—	2,966	14	2,980

Segment Earnings (Loss) Before Income Tax	9,103	(364)	660	(491)	(172)	8,736	(388)	8,348

Segment Assets	32,487	3,923	2,984	1,023	591	41,008	12,642	53,650
Long-Lived Assets	7,919	2,255	296	474	591	11,535	102	11,637

(1)	Excludes depreciation and amortization of $2,767

	Fiscal Year Ended June 30, 2003
	Yak Canada	Yak for Business	Contour	Yak America	WorldCity VoIP	Total Segments	Eliminations and Other	Total
	$	$	$	$	$	$	$	$
Revenues	39,006	—	—	1,398	—	40,404	—	40,404
Cost of Revenues(1)	24,209	—	—	1,194	—	25,403	—	25,403

Contribution Margin	14,797	—	—	204	—	15,001	—	15,001
General and Administration	2,722	—	—	562	—	3,284	558	3,842
Sales and Marketing	3,002	—	—	1,141	—	4,143	64	4,207
Other Expenses	1,149	—	—	(228)	—	921	(260)	661
Depreciation and Amortization	762	—	—	41	—	803	—	803

Segment Earnings (Loss) Before Income Tax	7,162	—	—	(1,312)	—	5,850	(362)	5,488

Segment Assets	27,819	—	—	450	—	28,269	(1,525)	26,744
Long-Lived Assets	5,567	—	—	194	—	5,761	—	5,761

(1)	Excludes depreciation and amortization of $687

The Company offers discounted long-distance services in two geographic regions - Canada and the United States. For the three months ended December 31, 2004, the Company also provided services to a third geographic region (primarily Peru). Summary information with respect to the Company’s operations by geographic regions are as follows:

	2005 (Restated)	2004 (Restated)	2003 (Restated)
	$	$	$
Net revenue
Canada	89,434	79,569	39,005
United States	3,036	1,074	1,399
International	230	159	—

	92,700	80,802	40,404

Earnings (loss) before income tax
Canada	15,984	9,518	7,223
United States	(8,430)	(1,167)	(1,545)
International	(394)	(3)	(190)

	7,160	8,348	5,488

	2005 (Restated)	2004 (Restated)	2003 (Restated)
	$	$	$
Long-lived Assets
Canada	15,438	11,061	5,567
United States	629	576	194
International	—	—	—

	16,067	11,637	5,761

The Canadian assets include goodwill as at June 30, 2005 and June 30, 2004 of $503 and $458 respectively and other intangibles of $2,005 and $1,585 respectively.

In accordance with FAS 131, the asset segment includes all long-lived assets other than financial instruments, deferred acquisition costs and deferred tax assets for the current year.

Exhibit II

INCOME TAXES

The domestic and international components of earnings (loss) before income taxes are as follows:

	2005 (Restated)	2004 (Restated)	2003 (Restated)
	$	$	$
United States	(8,430)	(1,167)	(1,545)
Foreign	15,590	9,515	7,033

Earnings before income taxes	7,160	8,348	5,488

A reconciliation of the tax provision of the Company at the U.S. statutory rate to the provision for income tax as reported is as follows:

	June 30, 2005 (Restated)	June 30, 2004 (Restated)	June 30, 2003 (Restated)
	$	$	$
Earnings before income taxes	7,160	8,348	5,488

Income tax expense, based on a statutory income tax rate of 34%	2,434	2,838	1,866
Increase (decrease) in income taxes resulting from:
Foreign tax differential	331	202	149
State and local income tax benefit	(148)	(26)	(8)
Other	(220)	(132)	(8)

Provision for income taxes	2,397	2,882	1,999

The components of the income tax expense are as follows:

	2005 (Restated)	2004 (Restated)	2003 (Restated)
	$	$	$
Current
United States	—	—	—
Foreign	3,147	752	1,652
Deferred
United States	(2,455)	(412)	—
Foreign	1,705	2,542	347

Income tax expense	2,397	2,882	1,999

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes have been recognized in the Company’s accounts as follows:

	2005 (Restated)	2004 (Restated)
	$	$
Accounting value of property and equipment in excess of tax base (tax base in excess of accounting value)	(1,729)	(24)
Unrealized United States tax loss carryforward	2,526	262
Valuation allowance	—	—

Deferred income taxes (liability)	797	238

The recognized loss carry forward for the year ended June 30, 2005 and June 30, 2004, is $2,526 and $262, respectively. There was no unrecorded loss carry forwards at the end of the respective periods.

U.S. income taxes and foreign withholding taxes are not provided for on undistributed earnings of foreign subsidiaries, as the earnings are considered to be indefinitely reinvested in the operations of such subsidiaries. The accumulated amount of these earnings was approximately $20,918 and $10,211 for the years ended June 30, 2005 and 2004, respectively. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practical.

The Company has losses of approximately $7,984 available to reduce future taxable income. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses will expire as follows:

$
2020	53
2021	202
2022	91
2023	268
2024	149
2025	7,221

7,984

Exhibit III

	For the years ended
	As restated June 30, 2004	Adjustments	As subsequently Restated June 30, 2004
Obligations Under Warrants	—	1,676	1,676
Common Stock and Additional Paid-In Capital	19,240	(2,173)	17,067
Common Stock	225		225
Additional Paid-In Capital	16,582	260	16,842
Common Stock Purchase Warrants	2,433	(2,433)	—
Retained Earnings	7,971	497	8,468
Changes in Fair Value of Obligations Under Warrants	—	(497)	(497)
Earnings Before Income Taxes	7,851	497	8,348
Net Earnings	4,969	497	5,466
Basic Earnings Per Share	0.46	0.05	0.51
Diluted Earnings Per Share	0.44	0.04	0.48
Weighted average number of common shares outstanding	10,706		10,706
Weighted average number of common shares – fully diluted	11,405		11,405

	As restated June 30, 2005	Adjustments	As subsequently Restated June 30, 2005
Obligations Under Warrants	—	1,093	1,093
Common Stock and Additional Paid-In Capital	19,350	(2,173)	17,177
Common Stock	225		225
Additional Paid-In Capital	16,692	260	16,952
Common Stock Purchase Warrants	2,433	(2,433)	—
Retained Earnings	12,151	1,080	13,231
Changes in Fair Value of Obligations Under Warrants	—	(583)	(583)
Earnings Before Income Taxes	6,577	583	7,160
Net Earnings	4,180	583	4,763
Basic Earnings Per Share	0.32	0.05	0.37
Diluted Earnings Per Share	0.32	0.05	0.37
Weighted average number of common shares outstanding	12,895		12,895
Weighted average number of common shares – fully diluted	12,901		12,901

SCHEDULE A

The following schedules set out the aggregated restated effect on the financial statements of the Company.

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED, JUNE 30,

(in $ thousands)	2005 Initial Restatement	Change	2005 Amended Restatement	2004 Initial Restatement	Change	2004 Amended Restatement
	$	$	$	$	$	$
ASSETS
Current
Cash and cash equivalents	16,751	—	16,751	22,149	—	22,149
Accounts receivable, net	16,220	—	16,220	15,649	—	15,649
Prepaid expenses and other current assets	1,413	—	1,413	725	—	725

Total Current Assets	34,384	—	34,384	38,523	—	38,523
Joint venture receivable	—	—	—	2,805	—	2,805
Property and equipment, net	13,559	—	13,559	9,596	—	9,596
Loan receivable	—	—	—	445	—	445
Intangibles, net	2,005	—	2,005	1,585	—	1,585
Goodwill	503	—	503	458	—	458
Deferred income taxes	797	—	797	238	—	238

	51,248	—	51,248	53,650	—	53,650

LIABILITIES
Current
Accounts payable and accrued liabilities	11,891	—	11,891	11,509	—	11,509
Due to Factor	—	—	—	5,658	—	5,658
Income taxes payable	3,547	—	3,547	1,185	—	1,185
Current portion of advances from TELUS Communications Inc.	382	—	382	1,239	—	1,239
Current portion of obligations under capital leases	511	—	511	393	—	393
Current portion of note payable	—	—	—	195	—	195
Unearned Revenue	1,096	—	1,096	951	—	951
Obligations Under Warrants	—	1,093	1,093	—	1,676	1,676

	17,427	1,093	18,520	21,130	1,676	22,806

LONG-TERM DEBT
Advances from TELUS Communications Inc.	—	—	—	349	—	349
Obligations under capital leases	977	—	977	1,073	—	1,073
Note payable	—	—	—	3,774	—	3,774

	977	—	977	5,196	—	5,196

	18,404	1,093	19,497	26,326	1,676	28,002

STOCKHOLDERS’ EQUITY
Common stock	225	—	225	225	—	225
Additional paid –in-capital	16,692	260	16,952	16,582	260	16,842
Common stock purchase warrants	2,433	(2,433)	—	2,433	(2,433)	—
Accumulated other comprehensive income	1,343	—	1,343	113	—	113
Retained earnings	12,151	1,080	13,231	7,971	497	8,468

	32,844	(1,093)	31,751	27,324	(1,676)	25,648

	51,248	—	51,248	53,650	—	53,650

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED, JUNE 30 2005

(in $ thousands)	Initial Restatement	Change	Amended Restatement
	$	$	$
Net revenue	92,700	—	92,700
Cost of revenue¹	57,636	—	57,636

Contribution margin	35,064	—	35,064

Operating expenses
General and administration	19,036	—	19,036
Sales and marketing	7,293	—	7,293
Accounts receivable financing	429	(429)	—
Depreciation and amortization	2,943	—	2,943

Total operating expenses	29,701	(429)	29,272

Income from operations	5,363	429	5,792

Other expenses (income)
Interest expense	464	429	893
Interest earned	(406)	—	(406)
Income from joint marketing agreement	(421)	—	(421)
Long-term debt discount amortization	391	—	391
Gain on settlement	(1,242)	—	(1,242)
Change in fair value of obligation under warrants	—	(583)	(583)

	(1,214)	(154)	(1,368)

Earnings before income tax	6,577	583	7,160
Provisions for income taxes	2,397	—	2,397

Net earnings	4,180	583	4,763
Other comprehensive income	1,230	—	1,230

Comprehensive income	5,410	583	5,993

Basic earnings per share	0.32	0.05	0.37

Diluted earnings per share	0.32	0.05	0.37

Weighted average number of common shares outstanding	12,895	—	12,895

Weighted average number of common shares – fully diluted	12,901	—	12,901

(1)	Excludes depreciation and amortization of $2,359.

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED, JUNE 30 2005

(in $ thousands)	Initial Restatement	Change	Amended Restatement
	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings	4,180	583	4,763
Adjustments for
Amortization of discount on notes payable	391	—	391
Depreciation and amortization	2,943	—	2,943
Deferred income taxes	(559)	32	(527)
Impairment of loan receivable	499	—	499
Gain on settlement	(2,406)	1,164	(1,242)
Stock compensation expense	81	—	81
Loss on sale of property, equipment and software	49	44	93
Common stock issued through business operations	29	—	29
Change in fair value of obligation under warrants	—	(583)	(583)
Changes in assets and liabilities	(4,028)	145	(3,883)

Cash from operating activities	1,179	1,385	2,564

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of property and equipment	(6,322)	245	(6,077)
Purchase of intangibles	(713)	—	(713)
Proceeds from sale of property, equipment, and software	13	—	13
Loan receivable	(54)	—	(54)

Cash used in investing activities	(7,076)	245	(6,831)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayments on obligations under capital leases	(291)	(205)	(496)
Repayments on advances from TELUS Communications Inc	(1,206)	(127)	(1,333)
Receipt of principal portion of Joint Venture receivable	215	—	215

Cash from (used in) financing activities	(1,282)	(332)	(1,614)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,781	(1,298)	483

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,398)	—	(5,398)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,149	—	22,149

CASH AND CASH EQUIVALENTS, END OF PERIOD	16,751	—	16,751

Supplemental disclosure of cash flow information:
Interest paid	464	429	893
Taxes paid	736	—	736
Supplemental disclosure of non-cash investing and financing activities:
Capital leases for acquisition of furniture and equipment	312	—	312
Issuance of common stock for services rendered	29	—	29

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED, JUNE 30 2004

(in $ thousands)	Initial Restatement	Change	Amended Restatement
	$	$	$
Net revenue	80,802	—	80,802
Cost of revenue¹	53,149	—	53,149

Contribution margin	27,653	—	27,653

Operating expenses
General and administration	11,481	—	11,481
Sales and marketing	3,894	—	3,894
Accounts receivable financing	514	(514)	—
Depreciation and amortization	2,980	—	2,980

Total operating expenses	18,869	(514)	18,355

Income from operations	8,784	514	9,298

Other expenses (income)
Interest expense	455	514	969
Interest earned	(159)	—	(159)
Income from joint marketing agreement	(539)	—	(539)
Long-term debt discount amortization	535	—	535
Change in fair value of obligation under warrants	—	(497)	(497)
Other expenses	641	—	641

	933	17	950

Earnings before income tax	7,851	497	8,348
Provisions for income taxes	2,882	—	2,882

Net earnings	4,969	497	5,466
Other comprehensive income	(364)	—	(364)

Comprehensive income	4,605	497	5,102

Basic earnings per share	0.46	0.05	0.51

Diluted earnings per share	0.44	0.04	0.48

Weighted average number of common shares outstanding	10,706	—	10,706

Weighted average number of common shares – fully diluted	11,405	—	11,405

(1)	Excludes depreciation and amortization of $2,767

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED, JUNE 30 2004

(in $ thousands)	Initial Restatement	Change	Amended Restatement
	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings	4,969	497	5,466
Adjustments for
Amortization of discount on notes payable	535	—	535
Depreciation and amortization	2,980	—	2,980
Deferred income taxes	2,130	460	2,590
Writedown of property and equipment and license fee	313	—	313
Stock compensation expense	26	—	26
Loss on impairment of joint venture receivable	277	—	277
Common stock issued through business operations	141	—	141
Share of net (gain)/loss of affiliate	(39)	—	(39)
Change in fair value of obligation under warrants	—	(497)	(497)
Changes in assets and liabilities	807	(491)	316

Cash from operating activities	12,139	(31)	12,108

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of property and equipment	(4,995)	(617)	(5,612)
Purchase of shares of Contour Telecom	(5,473)	—	(5,473)
Investment in Odyssey Management Group, Inc	510	—	510
Foreign exchange difference on purchase of shares of Contour Telecom	52	—	52
Loan receivable	(285)	—	(285)

Cash used in investing activities	(10,191)	(617)	(10,808)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	16,823	—	16,823
Repayments on obligations under capital leases	(35)	—	(35)
Repayments on advances from TELUS Communications Inc	(1,028)	—	(1,028)
Repayments on notes payable	(567)	—	(567)
Receipt of principal portion of Joint Venture receivable	374	—	374

Cash from (used in) financing activities	15,567	—	15,567

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(809)	648	(161)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	16,706	—	16,706
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,443	—	5,443

CASH AND CASH EQUIVALENTS, END OF PERIOD	22,149	—	22,149

Supplemental disclosure of cash flow information:
Interest paid	1,132	514	1,646
Taxes paid	1,361	—	1,361
Supplemental disclosure of non-cash investing and financing activities:
Capital leases for acquisition of furniture and equipment	1,473	—	1,473

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED, JUNE 30 2003

(in $ thousands)	Initial Restatement	Change	Amended Restatement
	$	$	$
Net revenue	40,404	—	40,404
Cost of revenue¹	25,403	—	25,403

Contribution margin	15,001	—	15,001

Operating expenses
General and administration	3,842	—	3,842
Sales and marketing	4,207	—	4,207
Accounts receivable financing	499	(499)	—
Depreciation and amortization	803	—	803

Total operating expenses	9,351	(499)	8,852

Income from operations	5,650	499	6,149

Other expenses (income)
Interest expense	14	499	513
Other expenses	148	—	148

	162	499	661

Earnings before income tax	5,488	—	5,488
Provisions for income taxes	1,999	—	1,999

Net earnings	3,489	—	3,489
Other comprehensive income	410	—	410

Comprehensive income	3,899	—	3,899

Basic earnings per share	0.37	—	0.37

Diluted earnings per share	0.29	—	0.29

Weighted average number of common shares outstanding	9,328	—	9,328

Weighted average number of common shares – fully diluted	11,896	—	11,896

(1)	Excludes depreciation and amortization of $687

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED, JUNE 30 2003

(in $ thousands)	Initial Restatement	Change	Amended Restatement
	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings	3,489	—	3,489
Adjustments for
Depreciation and amortization	803	—	803
Deferred income taxes	346	120	466
Writedown of property and equipment and license fee	119	—	119
Loss on sale of property, equipment and software	2	—	2
Common stock issued through business operations	116	—	116
Share of net (gain)/loss of affiliate	29	—	29
Changes in assets and liabilities	2,100	(409)	1,691

Cash from operating activities	7,004	(289)	6,715

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of property and equipment	(2,795)	320	(2,475)
Investment in Odyssey Management Group, Inc	(500)	—	(500)
Loan receivable	(161)	—	(161)
Increase in deferred acquisition cost	(1,659)	—	(1,659)

Cash used in investing activities	(5,115)	320	(4,795)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	1,000	—	1,000
Repayments on obligations under capital leases	(111)	(4)	(115)
Repayments on advances from TELUS Communications Inc	2,472	—	2,472
Repurchase of capital stock	(800)	—	(800)

Cash from (used in) financing activities	2,561	(4)	2,557

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	410	(27)	383

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	4,860	—	4,860
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	583	—	583

CASH AND CASH EQUIVALENTS, END OF PERIOD	5,443	—	5,443

Supplemental disclosure of cash flow information:
Interest paid	14	499	513
Supplemental disclosure of non-cash investing and financing activities:
Notes payable on purchase of software	3,718	—	3,718
Joint Venture receivable on purchase of software	3,196	—	3,196
Issuance of common stock for services rendered	116	—	116
Acquisition of Software	1,561	—	1,561

SCHEDULE B

Note 5 Restatement of Financial Statements

The Company has restated its initially reported financial statements to correct for the errors and deficiencies described below in its initial financials statement and accompanying notes.

A.	To correct errors in the accounting for “Next Generation Software” (initially restated on June 1, 2005, and later amended on September 28, 2005).

The Company has further restated its amended reported financial statements to correct for the errors and deficiencies described below in its amended financial statements and accompanying notes as follows on April 6, 2006:

B.	To correct for the misapplication of SFAS 133, SFAS 150 and EITF 00-19 related to the 2004 issuance of detachable warrants for fiscal years 2004 and 2005;

C.	To correct for disclosure deficiencies under SFAS 131 for fiscal years 2003, 2004 and 2005;

D.	To correct for disclosure deficiencies under SFAS 109 for fiscal 2005;

E.	To correct for errors in its Cash flow Statements for the fiscal years 2003, 2004 and 2005; and

F.	To correct for the misclassification of financing expense related to assignment of accounts receivable for fiscal years 2003, 2004 and 2005.

The net effect of the initial and the amended restatements was to increase net income by $583,000 or $0.05 earnings per share for the year ended June 30, 2005. For the fiscal year ending June 30, 2005, the cash flows from operating and investing activities were understated by $1,385,000 and $245,000, respectively, while the cash flows from financing activities and the effect of exchange rate changes on cash and cash equivalents were overstated by $332,000 and $1,298,000, respectively. At June 30, 2005, liabilities were understated by $1,093,000 while shareholders equity was overstated by $1,093,000.

The net effect of the initial and the amended restatements was to decrease net income by $156,000 or $0.02 earnings per share for the year ended June 30, 2004. For the fiscal year ending June 30, 2004, the cash flows from investing activities were overstated by $617,000, while cash flows from operating activities, financing activities and the effect of exchange rate changes on cash and cash equivalents were understated by $107,000, $307,000 and $203,000 respectively. At June 30, 2004, assets and liabilities were understated by $2,789,000, and $5,169,000, respectively, and shareholder’s equity was overstated by $2,380,000.

For the fiscal year ending June 30, 2003, the cash flows from operating and financing activities and the effect of exchange rate changes on cash and cash equivalents were overstated by $289,000, $4,000 and $27,000, respectively, while the cash flow from investing activities was understated by $320,000. At June 30, 2003, there was no impact on the income statement or balance sheet.

The effect of the restatements on the Company’s previously reported interim financial statements for each of the quarters in fiscal year 2003, 2004 and the first three quarterly periods of 2005 can be found in Note 16 “Quarterly Results of Operations (Unaudited).”

The schedules below show the effect on both the initial and amended financial statements of the above matters:

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED, JUNE 30 2005

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
ASSETS
Current
Cash and cash equivalents	16,751	—	16,751	—	—	—	—	—	—	16,751
Accounts receivable, net	16,220	—	16,220	—	—	—	—	—	—	16,220
Prepaid expenses and other current assets	1,413	—	1,413	—	—	—	—	—	—	1,413

Total Current Assets	34,384	—	34,384	—	—	—	—	—	—	34,384
Property and equipment, net	13,559	—	13,559	—	—	—	—	—	—	13,559
Intangibles, net	2,005	—	2,005	—	—	—	—	—	—	2,005
Goodwill	503	—	503	—	—	—	—	—	—	503
Deferred income taxes	797	—	797	—	—	—	—	—	—	797

	51,248	—	51,248	—	—	—	—	—	—	51,248
LIABILITIES
Current
Accounts payable and accrued liabilities	11,891	—	11,891	—	—	—	—	—	—	11,891
Income taxes payable	3,547	—	3,547	—	—	—	—	—	—	3,547
Current portion of advances from TELUS Communications Inc	382	—	382	—	—	—	—	—	—	382
Current portion of obligations under capital leases	511	—	511	—	—	—	—	—	—	511
Unearned Revenue	1,096	—	1,096	—	—	—	—	—	—	1,096
Obligations Under Warrants	—	—	—	—	1,093	—	—	—	—	1,093

	17,427	—	17,427	—	1,093	—	—	—	—	18,520
LONG-TERM DEBT
Obligations under capital leases	977	—	977	—	—	—	—	—	—	977

	977	—	977	—	—	—	—	—	—	977

	18,404	—	18,404	—	1,093	—	—	—	—	19,497

STOCKHOLDERS’ EQUITY
Common stock	225	—	225	—	—	—	—	—	—	225
Additional paid –in-capital	16,692	—	16,692	—	260	—	—	—	—	16,952
Common stock purchase warrants	2,433	—	2,433	—	(2,433)	—	—	—	—	—
Accumulated other comprehensive income	1,343	—	1,343	—	—	—	—	—	—	1,343
Retained earnings	12,151	—	12,151	—	1,080	—	—	—	—	13,231

	32,844	—	32,844	—	(1,093)	—	—	—	—	31,751

	51,248	—	51,248	—	—	—	—	—	—	51,248

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED, JUNE 30 2005

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
Net revenue	92,700	—	92,700	—	—	—	—	—	—	92,700
Cost of revenue¹	57,636	—	57,636	—	—	—	—	—	—	57,636

Contribution margin	35,064	—	35,064	—	—	—	—	—	—	35,064

Operating expenses
General and administration	19,036	—	19,036	—	—	—	—	—	—	19,036
Sales and marketing	7,293	—	7,293	—	—	—	—	—	—	7,293
Accounts receivable financing	429	—	429	—	—	—	—	—	(429)	—
Depreciation and amortization	2,943	—	2,943	—	—	—	—	—	—	2,943

Total operating expenses	29,701	—	29,701	—	—	—	—	—	(429)	29,272

Income from operations	5,363	—	5,363	—	—	—	—	—	429	5,792

Other expenses (income)
Interest expense	464	—	464	—	—	—	—	—	429	893
Interest earned	(406)	—	(406)	—	—	—	—	—	—	(406)
Income from joint marketing agreement	(421)	—	(421)	—	—	—	—	—	—	(421)
Long-term debt discount amortization	391	—	391	—	—	—	—	—	—	391
Gain on settlement	(1,242)	—	(1,242)	—	—	—	—	—	—	(1,242)
Change in fair value of obligation under warrants	—	—	—	—	(583)	—	—	—	—	(583)

	(1,214)	—	(1,214)	—	(583)	—	—	—	429	(1,368)

Earnings before income tax	6,577	—	6,577	—	583	—	—	—	—	7,160
Provisions for income taxes	2,397	—	2,397	—		—	—	—	—	2,397

Net earnings	4,180	—	4,180	—	583	—	—	—	—	4,763
Other comprehensive income	1,230	—	1,230	—		—	—	—	—	1,230

Comprehensive income	5,410	—	5,410	—	583	—	—	—	—	5,993

Basic earnings per share	0.32	—	0.32	—	0.05	—	—	—	—	0.37

Diluted earnings per share	0.32	—	0.32	—	0.05	—	—	—	—	0.37

Weighted average number of common shares outstanding	12,895	—	12,895	—	—	—	—	—	—	12,895

Weighted average number of common shares – fully diluted	12,901	—	12,901	—	—	—	—	—	—	12,901

(1)	Excludes depreciation and amortization of $2,359.

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED, JUNE 30 2005

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings	4,180	—	4,180	—	583	—	—	—	—	4,763
Adjustments for
Amortization of discount on notes payable	391	—	391	—	—	—	—	—	—	391
Depreciation and amortization	2,943	—	2,943	—	—	—	—	—	—	2,943
Deferred income taxes	(559)	—	(559)	—	—	—	—	32	—	(527)
Impairment of loan receivable	499	—	499	—	—	—	—	—	—	499
Gain on settlement	(2,406)	—	(2,406)	1,164	—	—	—	—	—	(1,242)
Stock compensation expense	81	—	81	—	—	—	—	—	—	81
Loss on sale of property, equipment and software	49	—	49	—	—	—	—	44	—	93
Common stock issued through business operations	29	—	29	—	—	—	—	—	—	29
Change in fair value of obligation under warrants	—	—	—	—	(583)	—	—	—	—	(583)
Changes in assets and liabilities	(4,028)	—	(4,028)	—	—	—	—	145	—	(3,883)

Cash from operating activities	1,179	—	1,179	1,164	—	—	—	221	—	2,564

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of property and equipment	(6,322)	—	(6,322)	—	—	—	—	245	—	(6,077)
Purchase of intangibles	(713)	—	(713)	—	—	—	—	—	—	(713)
Proceeds from sale of property, equipment, and software	13	—	13	—	—	—	—	—	—	13
Loan receivable	(54)	—	(54)	—	—	—	—	—	—	(54)

Cash used in investing activities	(7,076)	—	(7,076)	—	—	—	—	245	—	(6,831)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayments on obligations under capital leases	(291)	—	(291)	—	—	—	—	(205)	—	(496)
Repayments on advances from TELUS Communications Inc.	(1,206)	—	(1,206)	—	—	—	—	(127)	—	(1,333)
Receipt of principal portion of Joint Venture receivable	215	—	215	—	—	—	—	—	—	215

Cash from (used in) financing activities	(1,282)	—	(1,282)	—	—	—	—	(332)	—	(1,614)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,781	—	1,781	(1,164)	—	—	—	(134)	—	483

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,398)	—	(5,398)	—	—	—	—	—	—	(5,398)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,149	—	22,149	—	—	—	—	—	—	22,149

CASH AND CASH EQUIVALENTS, END OF PERIOD	16,751	—	16,751	—	—	—	—	—	—	16,751

Supplemental disclosure of cash flow information:
Interest paid	464	—	464	—	—	—	—	—	429	893
Taxes paid	736	—	736	—	—	—	—	—	—	736
Supplemental disclosure of non-cash investing and financing activities:
Capital leases for acquisition of furniture and equipment	312	—	312	—	—	—	—	—	—	312
Issuance of common stock for services rendered	29	—	29	—	—	—	—	—	—	29

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED, JUNE 30 2004

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
ASSETS
Current
Cash and cash equivalents	22,149	—	22,149	—	—	—	—	—	—	22,149
Accounts receivable, net	15,649	—	15,649	—	—	—	—	—	—	15,649
Income taxes receivable	666	(666)	—	—	—	—	—	—	—	—
Prepaid expenses and other current assets	665	60	725	—	—	—	—	—	—	725

Total Current Assets	39,129	(606)	38,523	—	—	—	—	—	—	38,523
Joint venture receivable	—	2,805	2,805	—	—	—	—	—	—	2,805
Property and equipment, net	9,244	352	9,596	—	—	—	—	—	—	9,596
Loan receivable	445	—	445	—	—	—	—	—	—	445
Intangibles, net	1,585	—	1,585	—	—	—	—	—	—	1,585
Goodwill	458	—	458	—	—	—	—	—	—	458
Deferred income taxes	—	238	238	—	—	—	—	—	—	238

	50,861	2,789	53,650	—	—	—	—	—	—	53,650
LIABILITIES
Current
Accounts payable and accrued liabilities	11,509	—	11,509	—	—	—	—	—	—	11,509
Due to Factor	5,658	—	5,658	—	—	—	—	—	—	5,658
Income taxes payable	—	1,185	1,185	—	—	—	—	—	—	1,185
Current portion of advances from TELUS Communications Inc.	1,239	—	1,239	—	—	—	—	—	—	1,239
Current portion of obligations under capital leases	392	1	393	—	—	—	—	—	—	393
Current portion of note payable		195	195	—	—	—	—	—	—	195
Unearned Revenue	951	—	951	—	—	—	—	—	—	951
Obligations Under Warrants	—	—	—	—	1,676	—	—	—	—	1,676

	19,749	1,381	21,130	—	1,676	—	—	—	—	22,806
LONG-TERM DEBT
Advances from TELUS Communications Inc.	349	—	349	—	—	—	—	—	—	349
Obligations under capital leases	1,073	—	1,073	—	—	—	—	—	—	1,073
Note payable	—	3,774	3,774	—	—	—	—	—	—	3,774

	1,422	3,774	5,196	—	—	—	—	—	—	5,196

DEFERRED INCOME TAXES	1,662	(1,662)	—	—	—	—	—	—	—	—

	22,833	3,493	26,326	—	1,676	—	—	—	—	28,002

STOCKHOLDERS’ EQUITY
Common stock	225	—	225	—	—	—	—	—	—	225
Additional paid –in-capital	16,582	—	16,582	—	260	—	—	—	—	16,842
Common stock purchase warrants	2,433	—	2,433	—	(2,433)	—	—	—	—	—
Accumulated other comprehensive income	164	(51)	113	—	—	—	—	—	—	113
Retained earnings	8,624	(653)	7,971	—	497	—	—	—	—	8,468

	28,028	(704)	27,324	—	(1,676)	—	—	—	—	25,648

	50,861	2,789	53,650	—	—	—	—	—	—	53,650

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED, JUNE 30 2004

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
Net revenue	80,802	—	80,802	—	—	—	—	—	—	80,802
Cost of revenue¹	53,149	—	53,149	—	—	—	—	—	—	53,149

Contribution margin	27,653	—	27,653	—	—	—	—	—	—	27,653

Operating expenses
General and administration	11,481	—	11,481	—	—	—	—	—	—	11,481
Sales and marketing	3,894	—	3,894	—	—	—	—	—	—	3,894
Accounts receivable financing	514	—	514	—	—	—	—	—	(514)	—
Depreciation and amortization	3,002	(22)	2,980	—	—	—	—	—	—	2,980

Total operating expenses	18,891	(22)	18,869	—	—	—	—	—	(514)	18,355

Income from operations	8,762	22	8,784	—	—	—	—	—	514	9,298

Other expenses (income)
Interest expense	619	(164)	455	—	—	—	—	—	514	969
Interest earned	(159)	—	(159)	—	—	—	—	—	—	(159)
Income from joint marketing agreement	(614)	75	(539)	—	—	—	—	—	—	(539)
Long-term debt discount amortization	—	535	535	—	—	—	—	—	—	535
Change in fair value of obligation under warrants	—	—	—	—	(497)	—	—	—	—	(497)
Other Expenses	364	277	641	—	—	—	—	—	—	641

	210	723	933	—	(497)	—	—	—	514	950

Earnings before income tax	8,552	(701)	7,851	—	497	—	—	—	—	8,348
Provisions for income taxes	2,930	(48)	2,882	—		—	—	—	—	2,882

Net earnings	5,622	(653)	4,969	—	497	—	—	—	—	5,466
Other comprehensive income	(313)	(51)	(364)	—		—	—	—	—	(364)

Comprehensive income	5,309	(704)	4,605	—	497	—	—	—	—	5,102

Basic earnings per share	0.53	(0.07)	0.46	—	0.05	—	—	—	—	0.51

Diluted earnings per share	0.49	(0.05)	0.44	—	0.04	—	—	—	—	0.48

Weighted average number of common shares outstanding	10,706	—	10,706	—	—	—	—	—	—	10,706

Weighted average number of common shares – fully diluted	11,405	—	11,405	—	—	—	—	—	—	11,405

(1)	Excludes depreciation and amortization of $2,767

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED, JUNE 30 2004

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings	5,622	(653)	4,969	—	497	—	—	—	—	5,466
Adjustments for
Amortization of discount on notes payable	—	535	535	—	—	—	—	—	—	535
Depreciation and amortization	3,002	(22)	2,980	—	—	—	—	—	—	2,980
Deferred income taxes	2,930	(800)	2,130	—	—	—	—	460	—	2,590
Writedown of property and equipment and license fee	313	—	313	—	—	—	—	—	—	313
Stock compensation expense	26	—	26	—	—	—	—	—	—	26
Loss on impairment of joint venture receivable	—	277	277	—	—	—	—	—	—	277
Common stock issued through business operations	141	—	141	—	—	—	—	—	—	141
Share of net (gain)/loss of affiliate	(39)	—	(39)	—	—	—	—	—	—	(39)
Change in fair value of obligation under warrants	—	—	—	—	(497)	—	—	—	—	(497)
Changes in assets and liabilities	6	801	807	—	—	—	—	(491)	—	316

Cash from operating activities	12,001	138	12,139	—	—	—	—	(31)	—	12,108

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of property and equipment	(4,995)	—	(4,995)	—	—	—	—	(617)	—	(5,612)
Purchase of shares of Contour Telecom	(5,473)	—	(5,473)	—	—	—	—	—	—	(5,473)
Investment in Odyssey Management Group, Inc.	510	—	510	—	—	—	—	—	—	510
Foreign exchange difference on purchase of shares of Contour Telecom	52	—	52	—	—	—	—	—	—	52
Loan receivable	(285)	—	(285)	—	—	—	—	—	—	(285)

Cash used in investing activities	(10,191)	—	(10,191)	—	—	—	—	(617)	—	(10,808)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	16,823	—	16,823	—	—	—	—	—	—	16,823
Repayments on obligations under capital leases	(35)	—	(35)	—	—	—	—	—	—	(35)
Repayments on advances from TELUS Communications Inc.	(1,028)	—	(1,028)	—	—	—	—	—	—	(1,028)
Repayments on notes payable	(500)	(67)	(567)	—	—	—	—	—	—	(567)
Receipt of principal portion of Joint Venture receivable		374	374	—	—	—	—	—	—	374

Cash from (used in) financing activities	15,260	307	15,567	—	—	—	—	—	—	15,567

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(364)	(445)	(809)	—	—	—	—	648	—	(161)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	16,706	—	16,706	—	—	—	—	—	—	16,706
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,443	—	5,443	—	—	—	—	—	—	5,443

CASH AND CASH EQUIVALENTS, END OF PERIOD	22,149	—	22,149	—	—	—	—	—	—	22,149

Supplemental disclosure of cash flow information:
Interest paid	1,132	—	1,132	—	—	—	—	—	514	1,646
Taxes paid	1,361	—	1,361	—	—	—	—	—	—	1,361
Supplemental disclosure of non-cash investing and financing activities:
Capital leases for acquisition of furniture and equipment	1,473	—	1,473	—	—	—	—	—	—	1,473
Notes payable on purchase of software	6,041	(6,041)	—	—	—	—	—	—	—	—
Joint Venture receivable on purchase of software	4,985	(4,985)	—	—	—	—	—	—	—	—
Issuance of common stock for services rendered	—	—	—	—	—	—	—	—	—	—
Acquisition of Software	1,561	(1,561)	—	—	—	—	—	—	—	—

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED, JUNE 30 2003

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
ASSETS
Current
Cash and cash equivalents	5,443	—	5,443	—	—	—	—	—	—	5,443
Accounts receivable, net	9,336	—	9,336	—	—	—	—	—	—	9,336
Prepaid expenses and other current assets	657	60	717	—	—	—	—	—	—	717

Total Current Assets	15,436	60	15,496	—	—	—	—	—	—	15,496
Joint venture receivable	—	3,196	3,196	—	—	—	—	—	—	3,196
Property and equipment, net	13,858	(8,097)	5,761	—	—	—	—	—	—	5,761
Loan receivable	161	—	161	—	—	—	—	—	—	161
Deferred acquisition costs	1,659	—	1,659	—	—	—	—	—	—	1,659
Investment in affiliate	471	—	471	—	—	—	—	—	—	471

	31,585	(4,841)	26,744	—	—	—	—	—	—	26,744

LIABILITIES
Current
Accounts payable and accrued liabilities	7,117	—	7,117	—	—	—	—	—	—	7,117
Due to Factor	4,690	—	4,690	—	—	—	—	—	—	4,690
Income taxes payable	613	1,099	1,712	—	—	—	—	—	—	1,712
Short-term notes payable	400	(400)	—	—	—	—	—	—	—	—
Current portion of advances from TELUS Communications Inc.	1,031	—	1,031	—	—	—	—	—	—	1,031
Current portion of obligations under capital leases	13	—	13	—	—	—	—	—	—	13
Current portion of note payable	99	468	567	—	—	—	—	—	—	567

	13,963	1,167	15,130	—	—	—	—	—	—	15,130
LONG-TERM DEBT
Advances from TELUS Communications Inc.	1,585	—	1,585	—	—	—	—	—	—	1,585
Obligations under capital leases	15	—	15	—	—	—	—	—	—	15
Deferred income taxes	1,859	(1,099)	760	—	—	—	—	—	—	760
Note payable	8,435	(4,909)	3,526	—	—	—	—	—	—	3,526

	11,894	(6,008)	5,886	—	—	—	—	—	—	5,886

	25,857	(4,841)	21,016	—	—	—	—	—	—	21,016

STOCKHOLDERS’ EQUITY
Common stock	199	—	199	—	—	—	—	—	—	199
Additional paid –in-capital	2,050	—	2,050	—	—	—	—	—	—	2,050
Accumulated other comprehensive income	477	—	477	—	—	—	—	—	—	477
Retained earnings	3,002	—	3,002	—	—	—	—	—	—	3,002

	5,728	—	5,728	—	—	—	—	—	—	5,728

	31,585	(4,841)	26,744	—	—	—	—	—	—	26,744

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED, JUNE 30 2003

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
Net revenue	40,404	—	40,404	—	—	—	—	—	—	40,404
Cost of revenue¹	25,403	—	25,403	—	—	—	—	—	—	25,403

Contribution margin	15,001	—	15,001	—	—	—	—	—	—	15,001

Operating expenses
General and administration	3,842	—	3,842	—	—	—	—	—	—	3,842
Sales and marketing	4,207	—	4,207	—	—	—	—	—	—	4,207
Accounts receivable financing	499	—	499	—	—	—	—	—	(499)	—
Depreciation and amortization	803	—	803	—	—	—	—	—	—	803

Total operating expenses	9,351	—	9,351	—	—	—	—	—	(499)	8,852

Income from operations	5,650	—	5,650	—	—	—	—	—	499	6,149

Other expenses (income)
Interest expense	14	—	14	—	—	—	—	—	499	513
Other expenses	148	—	148	—	—	—	—	—	—	148

	162	—	162	—	—	—	—	—	499	661

Earnings before income tax	5,488	—	5,488	—	—	—	—	—	—	5,488
Provisions for income taxes	1,999	—	1,999	—	—	—	—	—	—	1,999

Net earnings	3,489	—	3,489	—	—	—	—	—	—	3,489
Other comprehensive income	410	—	410	—	—	—	—	—	—	410

Comprehensive income	3,899	—	3,899	—	—	—	—	—	—	3,899

Basic earnings per share	0.37	—	0.37	—	—	—	—	—	—	0.37

Diluted earnings per share	0.29	—	0.29	—	—	—	—	—	—	0.29

Weighted average number of common shares outstanding	9,328	—	9,328	—	—	—	—	—	—	9,328

Weighted average number of common shares – fully diluted	11,896	—	11,896	—	—	—	—	—	—	11,896

(1)	Excludes depreciation and amortization of $687

YAK COMMUNICATIONS INC. AND SUBSIDIARIES

(formerly Yak Communications (USA), Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED, JUNE 30 2003

(in $ thousands)	Initial Filing	Note 5A	Initial Restatement	Note 5A	Note 5B	Note 5C	Note 5D	Note 5E	Note 5F	Amended Restatement
	$	$	$	$	$	$	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings	3,489	—	3,489	—	—	—	—	—	—	3,489
Adjustments for
Depreciation and amortization	803	—	803	—	—	—	—	—	—	803
Deferred income taxes	1,446	(1,100)	346	—	—	—	—	120	—	466
Writedown of property and equipment and license fee	119	—	119	—	—	—	—	—	—	119
Loss on sale of property, equipment and software	2	—	2	—	—	—	—	—	—	2
Common stock issued through business operations	116	—	116	—	—	—	—	—	—	116
Share of net (gain)/loss of affiliate	29	—	29	—	—	—	—	—	—	29
Changes in assets and liabilities	1,000	1,100	2,100	—	—	—	—	(409)	—	1,691

Cash from operating activities	7,004	—	7,004	—	—	—	—	(289)	—	6,715

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of property and equipment	(2,795)	—	(2,795)	—	—	—	—	320	—	(2,475)
Investment in Odyssey Management Group, Inc.	(500)	—	(500)	—	—	—	—	—	—	(500)
Loan receivable	(161)	—	(161)	—	—	—	—	—	—	(161)
Increase in deferred acquisition cost	(1,659)	—	(1,659)	—	—	—	—	—	—	(1,659)

Cash used in investing activities	(5,115)	—	(5,115)	—	—	—	—	320	—	(4,795)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	1,000	—	1,000	—	—	—	—	—	—	1,000
Repayments on obligations under capital leases	(111)	—	(111)	—	—	—	—	(4)	—	(115)
Repayments on advances from TELUS Communications Inc.	2,472	—	2,472	—	—	—	—	—	—	2,472
Repurchase of capital stock	(800)	—	(800)	—	—	—	—	—	—	(800)
Receipt of principal portion of Joint Venture receivable	—	—	—	—	—	—	—	—	—	—

Cash from (used in) financing activities	2,561	—	2,561	—	—	—	—	(4)	—	2,557

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	410	—	410	—	—	—	—	(27)	—	383

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	4,860	—	4,860	—	—	—	—	—	—	4,860
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	583	—	583	—	—	—	—	—	—	583

CASH AND CASH EQUIVALENTS, END OF PERIOD	5,443	—	5,443	—	—	—	—	—	—	5,443

Supplemental disclosure of cash flow information:
Interest paid	14	—	14	—	—	—	—	—	499	513
Supplemental disclosure of non-cash investing and financing activities:										—
Notes payable on purchase of software	8,935	(5,217)	3,718	—	—	—	—	—	—	3,718
Joint Venture receivable on purchase of software	—	3,196	3,196	—	—	—	—	—	—	3,196
Issuance of common stock for services rendered	116	—	116	—	—	—	—	—	—	116
Acquisition of Software	—	1,561	1,561	—	—	—	—	—	—	1,561

5A.	Correction of the error in the accounting for “Next Generation Software” initially restated on June 1, 2005 and subsequently amended on September 28, 2005.

Initial Software Transaction

On June 20, 2003, the Company’s wholly-owned subsidiary, Yak Communications (Canada) Inc. (“Yak Canada”), acquired certain telecommunications software from Consortio, Inc., a Delaware corporation and Convenxia Limited, a corporation organized under the laws of the United Kingdom (collectively, the “Seller”), pursuant to the terms and conditions of a Software Acquisition Agreement. Payments made or due to the Seller for the software were as follows: (a) $0.6 million in cash was paid at the closing of the transaction; (b) delivery of a non-interest bearing short-term promissory note executed in favor of Consortio, Inc. in the principal amount of $0.4 million providing for equal monthly payments of $40 thousand and (c) the balance of the purchase price was evidenced by a long-term promissory note executed in favor of Consortio, Inc. in the principal amount of $8.5 million bearing interest at 7.25% per annum. Under the long-term note, interest and principal were payable quarterly in the amount of $175 thousand commencing September 30, 2003 with the balance due July 15, 2012. The sole recourse of the lender under the long-term note was the subject software. Yak Canada was also issued a warrant to purchase up to 8% of the issued and outstanding common stock of Convenxia Limited, with an exercise period ending June 30, 2012. The exercise price is based on a predetermined formula using a calculation of fair value of the grantor at the time of exercise.

In addition to the purchase of the software, Yak Canada and the Seller entered into a joint venture agreement under which an exclusive license was granted to the Seller for the use of the software for telecommunication services outside Canada to non-Yak customers. Under the joint venture agreement, Yak Canada was entitled to receive 4% of all gross revenue arising from the sale of services using the acquired software pursuant to such license with minimum quarterly payments of $150 thousand through June 30, 2006 and, thereafter, 2.75% of gross revenue with minimum quarterly payments of $175 thousand. The expiration date of the joint venture was July 15, 2015.

May 31, 2005 Restatement of June 30, 2003 and June 30, 2004 Financial Statements

During the fourth fiscal quarter of fiscal 2005, the Company determined that the assumptions on which the valuations of this software acquisition were made and the agreement recorded were in error. On May 31, 2005, the financial statements for fiscal years ended June 30, 2003 and 2004 were amended and restated. As a result, in its June 30, 2003 amended Annual Report on Form 10-K/A filed on May 31, 2005, the Company estimated the fair value of each of the components of the software transaction as follows:

Software	$1.7 millio	n
Warrants	0.1 millio	n
Joint venture receivable	5.0 millio	n

Total assets acquired	$6.8 millio	n
Cash paid	$0.7 millio	n
Short-term note payable	0.4 millio	n
Long-term note payable	5.7 millio	n

Total consideration paid	$6.8 millio	n

The assumptions underlying the restatement of the software and warrant fair values were as follows:

•	Software - The Company valued the acquired software at $5.9 million, which is the mid-point of a range of $5.4 million to $6.4 million as determined by management based on a third-party valuation. Applying by analogy the concepts of Statement of Financial Accounting Standards No. 141 (FAS 141), the Company allocated, on a pro rata basis, the excess of the fair value of the assets acquired over the fair value of the consideration paid ($4.2 million) to reduce the amounts that otherwise would have been assigned to the non-financial acquired asset (the software). As a result, the amount recorded for the acquired software was reduced for accounting purposes from its estimated fair value of $5.9 million to its carrying value of $1.7 million;

•	Warrants – The fair value of the Convenxia warrants was derived using the Black-Scholes valuation model. The range of possible cash outcomes varied based on estimated future revenues of Convenxia Limited. Because Convenxia is a privately-held entity, enterprise valuation multiples and volatility inputs necessary for the Black-Scholes model were derived from comparable public company statistics;

•	Estimates of the fair value of the joint venture receivable, the short-term note payable and the long-term note payable were based on the guidance of Statement of Financial Accounting Concepts No. 7, Using Cash Flow Information and Present Value in Accounting Measurements (SFAC No. 7) which provides a framework for using future cash flows and present value as the basis for accounting measurements of fair value. Consistent with the methodology of SFAC No. 7, the Company used the expected cash flow approach to estimate fair value, focusing on explicit assumptions regarding the range of possible cash outcomes and their respective probabilities. These fair values are based on the following assumptions:

•	Receivable from joint venture: The range of possible cash outcomes varied based on the expected length of time that the joint venture would remain intact. The present value of contractual cash flows was calculated using a discount rate equal to the Company’s weighted average cost of capital plus 200 basis points.;

•	Short-term note payable: The present value of contractual cash flows was calculated using a discount rate equal to the Company’s weighted average cost of capital; and

•	Long-term note payable: Similar to the joint venture receivable fair value estimate, the range of possible cash outcomes varied based on the expected length of time that the joint venture would remain intact and also on the probabilities that the balloon payment would ultimately be paid in 2012. The present value of contractual cash flows was calculated using a discount rate equal to the Company’s weighted average cost of capital.

Subsequent to the May 31, 2005 filing of its amended 2003 and 2004 annual reports, and in conjunction with its continued discussions with the Office of the Chief Accountant (“OCA”) of the Securities and Exchange Commission in connection with the Company’s request for guidance in this regard, management discovered that a calculation error was made in its determination of the fair value of various components of the Convenxia transaction. On September 27, 2005, Yak’s Board of Directors approved management’s recommendation to correct this accounting. For additional details see comments under “Second Restatement of Amounts Previously Reported in June 30, 2003 and June 30, 2004 Financial Statements included in this Annual Report,” below.

Effect of 2004 Strategic Change

In the fourth quarter of fiscal 2004, the Company made the determination that the development of the software for Yak’s own internal use would require the full time and effort of all involved parties. The Company believed that the continuing development of the software for internal use over the next several years would be the key aspect of the software transaction and not its commercialization. In addition, the Company became increasingly aware that whichever software was developed for VoIP, it was more likely than not to become obsolete on or before the due date of the balloon payment on the long-term note (June 2012).

Given these two issues, in its amended Annual Report on Form 10-K/A for fiscal year 2004, the Company modified the probability assumptions for the range of possible cash outcomes related to the fair value calculations of the receivable from the joint venture and the long-term note payable. The probabilities that the cash flows from the joint venture would be received, or that the $7.3 million balloon payment otherwise due in 2012 on the long-term note would be paid by Yak were reduced to zero probability (from a 20% probability in prior assumptions). Accordingly, in its amended Annual Report on Form 10-K/A for fiscal year 2004, the Company reduced the fair value of the long-term note payable at June 30, 2004 by $1.7 million, from $5.8 million to $4.1 million and concurrently recorded an impairment in the fair value of the joint venture receivable of $0.6 million, from $4.6 million to $4.0 million. Because the note liability was not legally extinguished and only the expected cash flow inflows and outflows changed, the resultant net gain of $1.1 million was deferred and classified on the fiscal year 2004 balance sheet as “Deferred Revenue.” There was no impact on the Company’s Consolidated Statements of Income nor on the Consolidated Statements of Cash Flows for the three months ended June 30, 2004.

As discussed above, subsequent to its recent (May 31, 2005) filing of its amended financial statements for fiscal year 2004, and in conjunction with its continued discussions with the OCA, management determined that the reduction in fair value of the long-term note payable and the deferral of the loss on impairment of the joint venture receivable were errors in accounting. As stated above, Yak’s Board of Directors has approved management’s recommendation to correct this accounting. For additional details see comments under “Second Restatement of Amounts Previously Reported in June 30, 2003 and June 30, 2004 Financial Statements included in this Annual Report,” below.

March 2005 Note Settlement

On March 3, 2005, the Company entered into a settlement agreement with the Transferors. Pursuant to the settlement agreement, the Company paid $150 thousand to the Transferors and committed to complete $350 thousand of further development of the software in exchange for a discharge of any further obligation under the long-term note, which note had a principal amount of $8.4 million outstanding at December 31, 2004. Pursuant to the settlement agreement, all guaranteed payments made under the joint venture agreement would also cease. Accordingly, the Company reduced the amount recorded for the fair value of the long-term note payable at March 31, 2005 by $4.1 million, to $150 thousand and concurrently recorded an impairment of fair value of the joint venture receivable of $3.8 million, reducing the carrying value to zero. Because the note liability was legally extinguished, the resultant net gain of $300 thousand and the previously deferred gain of $1.1 million from the fourth fiscal quarter of 2004 were recognized in the third fiscal quarter of 2005. A total gain on early extinguishment of debt of $1.4 million was recognized in the Company’s Consolidated Statements of Income for the quarter ended March 31, 2005.

As discussed above, subsequent to its recent (May 31, 2005) filing of its amended financial statements for the quarter ended March 31, 2005, and in conjunction with its continued discussions with the OCA, management determined that the gain recognized on early extinguishment of debt was overstated by $200 thousand. As stated above, the Company’s Board of Directors approved management’s recommendation to correct this accounting. For additional details see comments under “Second Restatement of Amounts Previously Reported in June 30, 2003 and June 30, 2004 Financial Statements included in this Annual Report,” below.

Second Restatement of Amounts Previously Reported in June 30, 2003 and June 30, 2004 Financial Statements included in this Annual Report

Subsequent to the May 31, 2005 filing of its amended Annual Report on Form 10-K/A for fiscal years 2003 and 2004, and as a result of our continuing discussions with the OCA, the Company discovered errors in its amended filings. The Company’s Board of Directors has approved management’s recommendation to correct its accounting for the Convenxia software transaction. The errors originated from:

•	An error in calculating the discount rate used to determine the fair value of the transaction components for the May 31, 2005 restatements. The error caused the Company to overstate the value of the long-term note payable, the joint venture receivable and the software in its amended Annual Report on Form 10-K/A for fiscal year 2003 and subsequent filings;

•	The revaluation of the long-term note payable in the amended Annual Report on Form 10- K/A for the fiscal year ended June 30, 2004 10-K/A was not consistent with GAAP, notwithstanding the fact that the resultant gain was deferred;

•	The loss on impairment of the joint venture receivable was incorrectly deferred in the amended Annual Report on Form 10-K/A for fiscal year 2004. The loss should have been recognized in the fourth fiscal quarter of 2004; and

•	The $1.4 million gain recognized on early extinguishment of debt in the third fiscal quarter of 2005 was overstated by $200 thousand.

As a result of these corrections, the Company restated the amounts previously reported in its financial statements for fiscal years 2003 and 2004, as well as each of the quarters in fiscal year 2004 and the first three quarters of fiscal 2005.

5B.	Correction of error for the misapplication of SFAS 133, SFAS 150 and EITF 00-19 related to the 2004 issuance of detachable warrants

Management has determined that the prior accounting for its 2004 detachable warrants issued in conjunction with its securities offering was in error. The Company initially classified the Warrants as an equity instrument; however a put feature that can be exercised in certain circumstances contained within the instrument precludes this classification. The instrument has now been classified as a Liability in accordance with the application of the provisions of SFAS 133, SFAS 150, and EITF 00-19.

As a result of this error, liabilities at June 30, 2004 were understated by $1,676,000 and shareholder’s equity was overstated by $1,676,000. Further the standards requires the Company to re-measure the value of the warrants at the end of each reporting period with the resulting increase or decrease to the liability reported as a component of the Statement of Income and Comprehensive Income. As a result of a decrease in the value of the Warrants since issuance, the net income of the Company for fiscal 2004 and 2005 were previously understated by $497,000 and $583,000 or $0.05 per share and $0.05 per share, respectively. As a result of this error at June 30, 2005, liabilities were understated by $1,093,000 and shareholder’s equity was overstated by $1,093,000.

5C.	Correction of error for disclosure deficiencies under SFAS 131

The Company has modified its segmented disclosure to comply with the standards of SFAS 131 and to further provide meaningful information to readers of its financial statements.

There was no effect on the net income, earnings per share, assets, liabilities, and shareholder’s equity.

See note 15, for amended disclosure.

5D.	Correction of error for disclosure deficiencies under SFAS 109

The Company modified its income tax statutory rate reconciliation to comply with the provisions of SFAS 109 paragraph 47. There was no effect on the assets, liabilities, shareholders’ equity or Statement of Income and Comprehensive Income of the Company as a result of this change.

Further, the Company removed confusing language from its Deferred Tax note related to tax benefits related to employee stock options.

There was no effect on the net income, earnings per share, assets, liabilities, and shareholders’ equity.

See note 9, for amended disclosure.

5E.	Correction of errors in Cash Flow Statements for the Fiscal Years 2003, 2004 and 2005

The Company has modified its cash flow statement to correct for disclosure inaccuracies resulting from errors in the exchange rates used to translate foreign currency cash flows to the Company’s reporting currency and to correct for an error in the reporting of the gain on settlement. The Company previously completed its cash flow statement at the consolidated level and failed to consider the foreign currency effects appropriately. For the fiscal year ending June 30, 2005, the cash flows from operating and investing activities were understated by $221,000 and $245,000, respectively, while the cash flows from financing activities and the effect of exchange rate changes on cash and cash equivalents were overstated by $332,000 and $134,000, respectively. For the fiscal year ending June 30, 2004, the cash flows from operating and investing activities were overstated by $31,000 and $617,000, respectively, while the effect of exchange rate changes on cash and cash equivalents was understated by $648,000. For fiscal year ending June 30, 2003, the cash flows from operating and financing activities and the effect of exchange rate changes on cash and cash equivalents were overstated by $289,000, $4,000 and $27,000, respectively, while the cash flow from investing activities and was understated by $320,000. There was no effect on the net income, earnings per share, assets, liabilities, and shareholders’ equity.

5F.	Correction for the misclassification of financing expenses related to assignment of accounts receivable for 2003, 2004 and 2005.

The Company misclassified financing costs as operating expenses for the fiscal years 2003, 2004 and 2005 versus disclosing such costs below the line as an element of interest expense as discussed by the AICPA’s Special Committee on “Classification of Items of Comprehensive Income”. The effect of this misclassification was an overstatement of operating expense and understatement of income from operations for the years ending 2003, 2004 and 2005 in the amount of $499,000, $514,000 and $429,000, respectively. There was no effect on the net income, earnings per share, assets, liabilities or shareholder’s equity as a result of this change. The effect of the restatement on the Company’s previously reported interim financial statements for each of the quarters in fiscal year 2004 and can be found in Note 16 “Quarterly Results of Operations (Unaudited).”

SCHEDULE C

Schedule C is a memorandum regarding accounting for the Company’s assignment of accounts receivable for 2002, 2003, 2004 and 2005

Agreement Details

•	The Receivables Sale Agreement (“Agreement”) was signed between, amongst others, Yak Communications (Canada) Inc., Yak Communications (America) Inc. as the Transferors, and Textron Financial Canada Limited as the Transferee and Master Servicer. Yak Communications (Canada) Inc. was also designated as the Subservicer;

•	A Hypothec on Movable Property (“Hypothec”) on movable property was signed between Yak (“Grantor”) and Textron Financial Canada Limited (“Creditor”);

•	The Agreement was dated as of February 8, 2002 and expired in February 2006;

•	Yak Communications (Canada) Inc. was also designated as the Subservicer; and

•	The Company ceased factoring under the agreement in March of 2005 and has further not renewed the agreement.

Background

In 2002, the Yak Communications (Canada) Inc. and Yak Communications (America) Inc. (“the Company”), decided to pledge some of its accounts receivable balances to Textron Financial Canada Limited (“the Transferee”) in return for cash borrowings to improve its cash flows from operations.

The following describes the process involved in the assignment of the Company’s accounts receivable:

•	the cash received on pledged receivables was deposited into a Company bank account by the debtor and then transferred to the transferee within two business days; (we did not explicitly state in Note 3 on page F-16 that cash was paid from a Collection Account owned by the Company and deposited into a Purchase Account belonging to the transferee);

•	interest was paid by the transferor (at prime plus a markup percentage) on the borrowings against the receivables, from the time of cash receipt by the transferor, until cash was remitted to the transferee through the receipt of the receivables;

•	the amount of pledged receivables would be determined by a factoring rate; only the factored amount of pledged receivables would be remitted to the transferee upon collection by the transferor. At this time, the transferor would reduce both the accounts receivable and the due to factor balances, with the remaining (non-factored) difference being applied to accounts receivable; and

•	the Company provided three guarantors (Yak Communications (USA) Inc., Yak Communications (Canada) Inc. and Yak Communications (America), Inc.) to secure its obligations under the borrowing.

Pursuant to Section 2.2 of the Agreement, once the Purchaser (also referred to as “the Transferee”) made its determination of which receivables shall be retained as “Purchased Receivables” and paid the “Company” on the weekly “Purchase Date”, then the Company is deemed to have confirmed that it has sold, transferred, assigned … all of its right, title to the Transferee.

The Agreement also refers to how insolvency by the Company would trigger a Termination Date. Section 5.4 governs the allocation of moneys following a termination date:

•	The Transferee administers and monitors the “Blocked Account” and any and all Collections. The Transferee applies the amount of such Collections to the outstanding Net Value of Purchased Receivables;

•	Following the Transferee’s receipt of the Termination Fee (if applicable) from the Company, the Transferee shall withdraw an amount equal to the Program Fee from the Seller Credit Reserve Account (“SCRA”) on each Purchase Date and deposit it in the Purchase Account. If these funds do not equal the Program Fee, the Company shall deposit the balance in the Purchase Account;

•	To the extent that any Purchased Receivable becomes a Defaulted Receivable (“DR”), the Transferee may withdraw an amount equal to a DR Amount from the SCRA and deposit it in the Purchase Account (however recourse is limited to monies which comprise the Seller Credit Reserve Account at the time of the Termination Date);

•	Following the Termination Date and the Transferee’s receipt of the Termination Fee, the Company, may at its option, repurchase all previously Purchased Receivables which have not been fully paid by the respective Payors (a person obligated to make payment re: a receivable), by depositing with Textron the then aggregate Net Value of such Purchased Receivables; and

•	On the first Determination Date on which the aggregate Net Value of all Purchased Receivables (other than DRs) (i) is less than 10% of the aggregated Net Value of Purchased Receivables (other than DRs) on the Termination Date and (ii) is less than the aggregate amount remaining in the Seller Credit Reserve Account, the Transferee withdraws an amount equal to such aggregate Net Value and deposit it in the Purchase Account.

Accounting Treatment

Sale or Financing of Receivables

Statement of Financial Accounting Standards No. 140 (“SFAS 140”) deals with the Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In order to determine whether the transfer of assets are considered to be a sale or financing paragraph 12 of SFAS 140 states that,

“If a transfer of financial assets in exchange for cash or other consideration (other than beneficial interests in the transferred assets) does not meet the criteria for a sale in paragraph 9, the transferor and transferee shall account for the transfer as a secured borrowing with pledge of collateral (paragraph 15).”

Provided that consideration other than beneficial interests in the transferred assets has been received by the transferor, the Statement requires each of three criteria to be met for a transfer to be accounted for as a sale, otherwise the transaction is accounted for as a secured borrowing. The test in paragraph 9 of SFAS 140 requires the following conditions to be met:

a)	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;

b)	Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor; and

c)	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

In addition to these tests, the Company obtained a legal opinion from a bankruptcy lawyer that indicates that the receivables would still belong to the Company upon bankruptcy.

A) Isolation of Assets from Transferor

The facts and circumstances surrounding the pledge of assets must provide reasonable assurance that the transferred assets would be beyond the reach of the transferor, or the powers of a bankruptcy trustee or other receiver for the transferor or any of its affiliates.

Under the Section 6.1 of the Agreement, entitled Appointment of the Subservicer, the Company acts as an agent for the Transferee in that:

“Subject to Section 6.5, as consideration for the Transferor’s receipt of that portion of the Excess Collection Amount relating to Purchased Receivables, the Master Servicer and the Transferee hereby appoints YakCan and YakCan hereby accepts such appointment to act as Subservicer under this agreement.”

Continuing Involvement of the Company with the Accounts Receivables

If the transferor has continuing involvement with the transferred accounts receivable, then the isolation of assets is less clear. According to paragraph 2 of FAS 140 “transfers of financial assets often occur in which the transferor has some continuing involvement either with the assets transferred or with the transferee. Examples of continuing involvement are recourse, servicing, agreements to reacquire, options written or held, and pledges of collateral.”

•	Accounts receivable were sold with recourse - The Transferee, in accordance with the agreement in Section 5.2(d), defines the Excess Collection Account as

“the aggregate amount deposited in the Collection Account in excess of the Purchase Price of each Purchased Receivable, including Collections pertaining to Receivables not purchased under this Agreement, since the prior Determination Date.”

In this case, the excess money in this account pertains to receivables that have not been purchased. As such, these assets belong to the Company however there is an ongoing outstanding excess protecting the Transferee from defects in the eligibility of the transferred receivables thereby allowing them recourse.

•	Servicing – Article 6 of the Agreement discusses the appointment of the Subservicer. Under Section 6.1, the Company was appointed as the Subservicer to the agreement, however, in Section 6.4 the Subservicer shall not be allowed to resign, and in Section 6.3, the Subservicer “shall be required to pay for all expenses incurred by the Subservicer in connection with its activities hereunder (including any payments to accountants, counsel or any other Person) and shall not be entitled to any payment or reimbursement therefore.”

•	Agreements to reacquire – There are two events in the Agreement that would cause the Company to reacquire the pledged receivables. The first even was described in Section 4.4 of the Agreement as outlined above. The second event would occur following the Termination Date and the Transferee’s receipt of the Termination Fee, the Company, may at its option, repurchase all previously Purchased Receivables which have not been fully paid by the respective Payors (a person obligated to make payment re: a receivable), by depositing with Textron the then aggregate Net Value of such Purchased Receivables. Under Exhibit A of the Agreement, the definition of “Termination Date” means the earlier of (a) the End Date; (b) the occurrence of an Event of Transferor Default as set forth in Section 7.1 of this agreement; or (c) the Voluntary Termination Date. The definition of Voluntary Determination Date means the date which is ninety days following the Transferor’s delivery of a written notice to the Purchase setting forth Transferor’s desire to terminate this agreement and the payment of the Termination Fee with respect thereto. This is important since it allows the

Transferor to cancel the agreement and cancel the assignment of the receivables at any time.

•	Pledges of collateral – The following items are examples of collateral provided to the Transferee:

•	Accounts Receivable – interest was paid by the transferor (at prime plus 6%) on the borrowings against the receivables, from the time of cash receipt by the transferor, until cash was remitted to the transferee through the receipt of the receivables; and

•	Guarantees – the Company provided three guarantors to secure its obligations under the borrowing.

•	Economic benefit and losses – The purchase price of the receivables are at the discretion of the Transferee. According to the Agreement’s definition of the Gross Liquidation rate means

“Means (a) on the initial Purchase Date, 79% of the Billed Amount for Bell Canada (Quebec), 86% of the Billed Amount for Telus Corporation and 77% of the Billed Amount for Bell Canada (Ontario), and (b) after the initial Purchase Date, a factor, conclusively determined by the Master Servicer from time to time, with respect to a designated Payor Class based on (i) the Transferor’s historical experience with respect to Collections for such Payor Class, (ii) the terms and provisions of any Billing and Collection Agreement and (iii) the terms and provisions of any Clearinghouse Agreement, determined on the basis of actual Collections which are expected to be received on a Receivable within 90 days of its Billing Date.”

In a sale situation, the discretion of a purchase factor would be at the discretion of both the Transferee and the Transferor, not only the Transferee. This paragraph would then more likely lend itself to a financing agreement where the different rates determined on the Purchase Date would be required to determine the unadvanced portion of the receivables. In addition, a financing fee was paid by the Company, which would not generally occur when a sale would take place.

B) Right to Pledge or Exchange the Assets

According to the Receivable Sale Agreement, the Transferee (as the Purchaser) had the right to sell or re-pledge the collateral as stated in Section 9.3 of the Agreement:

“This Agreement shall be binding upon and inure to the benefit of the Transferor, the Subservicer, the Transferee, the Master Servicer and their respective successors and permitted assigns. Subject to the provisions of Section 6.1, neither the Transferor nor the Subservicer may assign any of their rights and obligations herein without the prior written consent of the Transferee and the Master Servicer. The Transferee may, at any time, without the consent of the Transferor or the Subservicer, assign any of its rights and obligations hereunder or any interest herein to any person. Without limiting the generality of the foregoing, the Transferor acknowledges that the Transferee has assigned its rights hereunder for the benefit of third parties. The Transferor does hereby further agree to execute and deliver to the Transferee all documents and amendments presented to the Transferor by the Transferee in order to effectuate the assignment by the Transferee in furtherance of this Section 9.3 consistent with the terms and provisions of this Agreement.”

FAS 140 also addresses the accounting when collateral is provided, for example, in connection with a lending arrangement to secure derivative transactions or other transactions in which a security interest in a financial asset is granted, and the secured party is permitted by contract or custom to sell or repledge the collateral and the accounting when a debtor defaults on a secured obligation. A security interest in an asset is an agreement that provides that upon default of the obligation for which the security interest is given, the asset may be sold to satisfy the related obligation. Commercial transactions involving inventory or accounts receivable typically do not result in agreements through which the lender could pledge or resell it, unless the borrower defaulted. To the extent that the collateral was conveyed such that the lender could pledge or resell it, the special accounting treatment for collateral as presented by the Statement would apply.

FAS 140 provides the following guidance for secured borrowing transactions involving noncash collateral:

1)	If the secured party (transferee) has the right by contract or custom to sell or repledge the collateral, then the debtor (transferor) would reclassify that asset and report that asset in its statement of financial position separately (for example, as security pledged to creditors) from other assets not so encumbered;

2)	If the secured party (transferee) sells collateral pledged to it, it would recognize the proceeds from the sale and its obligation to return the collateral. The sale of the collateral is a transfer subject to the provisions of the Statement; and

3)	If the debtor (transferor) defaults under the terms of the secured contract and is no longer entitled to redeem the pledged asset, it would derecognize the pledged asset, and the secured party (transferee) would recognize the collateral as its asset initially measured at fair value or, if it has already sold the collateral, derecognize its obligation to return the collateral.

In this case, due to the Termination date clause, the Company would be able to redeem the secured asset by reassigning the receivable from the Transferee. As such, under Item 3, the debtor (transferor) shall continue to carry the collateral as its asset, and the secured party (transferee) would not recognize the pledged asset.

C) Maintaining Effective Control over Transferred Assets

The first part of the effective control criteria is primarily addressing secured borrowings and related transactions such as repurchase agreements. In the Agreement, there are two occurrences which would require the Company to repurchase the accounts receivables that were transferred (listed above under A – Agreements to reacquire). The accounting for such transactions under SFAS 140 indicates that if a transfer agreement entitles and obligates the transferor to repurchase or redeem the transferred assets before their maturity (e.g., a typical repurchase agreement), the transfer would be accounted for as a secured borrowing, and not as a sale, only if all of the following four conditions are met:

1.	The assets to be repurchased or redeemed are the same or substantially the same as those transferred. Although the Statement provides a definition of the term ‘substantially the same’ it is consistent with that in AICPA Statement of Position 90-3, Definition of the Term Substantially the Same for Holders of Debt Instruments (SOP 90-3);

2.	The transferor is able to repurchase or redeem the assets on substantially the agreed-upon terms, even in the event of default by the transferee. The transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others;

3.	The agreement requires the transferor to repurchase or redeem the transferred assets before maturity at a fixed or determinable price, unless this requirement is only a clean-up call to repurchase the transferred assets when the outstanding amount declines to such a level that the cost of servicing those assets becomes burdensome; and

4.	The agreement is entered into concurrently with the transfer.

In this instance, the assets that would be repurchased by the Company would be the same as those transferred. The transferor would be able to repurchase or redeem the assets on substantially agreed-upon terms, even as mentioned above, in the event of default by the transferee. The repurchase or redemption of the transferred assets would occur before the maturity of the accounts receivable amount at a determinable price, being the fair value of the outstanding balance.

Conclusion

It is for the following reasons that management believe that a lending arrangement is not as sale of assets. The determination of whether control has been surrendered is based on three criteria all of which must be met for the transfer to be treated as a sale. These criteria include (a) the isolation of assets from the Transferor; (b) the right to pledge or exchange the assets; and (c) maintain effective control over the transferred assets. While reviewing the Receivables Sales Agreement and management’s accounting for these transactions, the following items were considered:

i.	Recourse – The Transferee has virtually unlimited recourse to the Company for defaulted receivables. The Excess Collection Reserve Account is a 5% reserve account which must be refilled to that level whenever new receivables are purchased before the Company gets new financing on future receivable sales. The only exception to this is if the Transferee terminates the agreement and the Company does not repurchase those receivables outstanding at the end of the agreement;

ii.	Benefits of Ownership - It would seem that the Company, rather than the Transferee, get the benefit of receivables having a good collection rate. The Receivables when purchased, are done so at a discount, but if the collections exceed the purchase price (plus the Transferee’s fees and the reserve account deposit) then the Company would receive the Excess Collection Amount. This is true even after termination. Thus, the Company carries the primary risk of loss on the Receivables and receives the benefit of payments on the Receivables in excess of Textron’s fees and discounts;

iii.	Option to Repurchase at Termination – The Company has the option to repurchase all receivables under any circumstances. This, too, would be more indicative of a loan secured by the Receivables than a true sale. This option to repurchase all receivables was confirmed by Textron through written confirmation that “Notwithstanding anything to the contrary in the Receivables Sales Agreement dated February 8, 2002, Yak, or its assignee (as consented to by Textron), or a receiver (in the event of an Insolvency Event), may repurchase, at any time and under any circumstance, the Receivables purchased by Textron from Yak. Upon receipt of funds totaling the outstanding obligations (the Purchased Receivables plus any unpaid fees and expenses) owed to Textron, or its assignee, the Purchased Receivables shall be reconveyed to Yak.” This option to repurchase would allow the Company to maintain effective control over the transferred assets; and

iv.	Servicing – As stated in point #2 above, the Excess Collections go to the Company in consideration of its servicing. Management believes that this would not be a non-arms length arrangement. First, an independent servicer would not likely agree to this type of fee arrangement. Second, the Transferee would not be able to terminate the Subservicer nor can the Subservicer resign. Third, there was no provision, as is common in other servicing agreements that would indicate that payments on the sold receivables are not to be commingled with payments on retained receivables, no provision that the subservicer may sue delinquent debtors at the behest of the owner thereof and no indication of what type of billing and collection is to be done.

It is for these four points that management believe that the substance of the financing arrangement should be considered as a loan by the Company against its receivables in accordance with SFAS 140.

Accounting Treatment

The transaction is currently recorded as a loan or secured borrowing. The initial accounting for this transaction is:

Dr. Cash

Cr. Due to Factor

At the time of recognition by the Transferee (i.e. the time the cash was received from the debtor and applied to the outstanding purchased A/R balance) the following transaction would occur:

Dr. Due to Factor

Cr. Accounts Receivable.

SCHEDULE D

Accounting memorandum for the Company’s 2004 Warrants.

Background

On March 18, 2004, Yak Communications Inc. (the “Company”) entered into a Securities Purchase Agreement regarding the sale of 1,470,000 newly-issued shares of the Company’s common stock to a small number of institutional and other accredited investors (the “Purchasers” or “Investors”), resulting in approximately $18 million in gross proceeds. In connection with this share issuance, the Company issued Common Stock Purchase Warrants (“Warrants”) to the Purchasers, entitling the Purchasers to purchase up to 367,500 shares of common stock, subject to adjustment (i.e., anti-dilution provisions). In addition, the Company agreed to register the resale of the shares of common stock sold pursuant to the Securities Purchase Agreement as well as the shares of common stock underlying the Warrants but not the Warrants themselves. The registration statement became effective on or about April 22, 2004. This memorandum addresses the accounting treatments that apply to the Warrants. This memorandum considers the application of SFAS 133 and EITF 00-19 and deals with their classification, measurement, and subsequent evaluation.

Warrant – Details:

•	The Warrants entitle the Purchasers to purchase up to 367,500 shares of common stock through March 16, 2010; and

•	The Exercise Price is $17.00 per share (subject to adjustment as set forth in the Warrant document).

Methods of exercise:

•	Physical settlement: The Investors may exercise the Warrant in whole or in part by paying the exercise price in cash. Upon payment of the exercise price, the Company is required to deliver the number of shares of common stock purchased;

•	Net-share settlement or cashless exercise: In certain circumstances, the Investors have the option to exercise the Warrant on a net-share/cashless basis. The Company would then be required to deliver the net number of shares of common stock based on a specified formula. (See issue 2(ii) below for further details.);

•	Net-cash settlement: The Investors would receive net cash from the Company under certain circumstances (see issue 2(i) below for further details), and no shares are exchanged between the two parties; and

•	The Investors are limited with respect to the exercise of the Warrant, if such exercise would result in their ownership of the Company’s common stock exceeding 9.999%.

There are several different agreements that relate to the issuance of the Shares and Warrants, which are inter-related, as follows:

(i)	Securities Purchase Agreement (SPA) – Agreement between the Company and the Investors to purchase shares of common stock and the Warrants;

(ii)	Form of Common Stock Purchase Warrant (CSPW) – Entitles the Investor to purchase up to 367,500 shares of common stock of the Company; and

(iii)	Registration Rights Agreement (RRA) – Agreement whereby the Company agrees to register the shares of common stock being issued pursuant to the SPA as well as the shares of common stock underlying the Warrants (collectively, the “Registrable Securities”).

Issue 1: Is the warrant considered to be a derivative?

Management considered SFAS 133 to determine whether the warrants that were issued are considered to be a derivative instrument. Since warrants are freestanding instruments, the warrants were analyzed to determine whether they meet the definition of a derivative under SFAS 133 in paragraphs 6-9. According to paragraph 6 of SFAS 133,

“A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a)	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b)	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c)	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides, for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

Notwithstanding the above, paragraph 11 of SFAS 133 indicates that “Contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” will not be considered to be derivative instruments for the purpose of SFAS 133.

The Company believes that the Warrants meet the characteristics listed in paragraph 6 of SFAS 133 to be derivatives (the Warrants’ underlying is the Company’s shares, there was no initial net investment, and the Warrants can be net settled), and do not qualify for the scope exception under paragraph 11 since the Warrants are classified as a liability as explained in issue 2 below. As a result, the warrants are to be recorded at fair value under SFAS 133.

Issue 2: Should the Warrants be classified as a liability or equity?

EITF 00-19 provides guidance for determining the balance sheet classification and measurement of free standing derivative financial instruments that are indexed to and potentially settled in a company’s own stock (i.e., the Warrants). The basic premise of EITF 00-19 is that contracts that require a net-cash settlement or contracts that give the counterparty a choice of net-cash settlement or settlement in shares are liabilities, and contracts that require physical or net share settlement or contracts that give the company a choice of net-cash settlement or settlement in its own shares are equity instruments.

Management has reviewed the above-described documents and noted the following factors thought to be relevant to an EITF 00-19 analysis:

(i)	CSPW, Section 9(b): Reorganization, Consolidation, Merger, Etc.:

“If, at any time while this Warrant is outstanding, (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then the Holder shall have the right to either (A) purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets (including cash) as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such Fundamental Transaction not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Holder to the end that the provisions hereof shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets (including cash) thereafter deliverable upon the exercise thereof or (B) require the repurchase of this Warrant for a purchase price, payable in cash within five Trading Days after such request, equal to the Black Scholes value of the remaining unexercised portion of this Warrant on the date of such request. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section.” [emphasis added]

According to EITF 00-19 paragraph 27, “Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded.” The same paragraph also states that “an event that causes a change in control of a company is not within the company’s control.”

Management has determined that at least item 3 in section 9(b) of the CSPW is not within the Company’s control, and so a determination needs to be made in accordance with paragraph 27 of EITF 00-19 regarding whether holders of the Warrants would receive cash only when holders of shares would also receive cash. Management recognizes that the purpose of alternative (B) is to put the Warrant holders in the same position as holders of the common stock for the types of “extraordinary transactions” listed therein. Statutory rights provide holders of common stock with dissenter’s rights allowing such shareholders to exercise their appraisal rights and receive cash for their shares rather than continuing to be a shareholder following the consummation of such “extraordinary transaction.” Therefore, items 1-4 above, which trigger the right of the Warrant holders to receive cash under alternative (B) in the CSPW are equivalent to the appraisal rights of shareholders to receive cash in such circumstances.

Nevertheless, management considered the fact that the cash proceeds that are available to the Warrant Holders under alternative (B) above are to be calculated based on the Black Scholes value of the Warrants which incorporates time value, and this method of valuation is not equivalent to the rights of shareholders when exercising their dissenting rights and opting to receive the cash appraised value of their shares. In addition, paragraph 27 of EITF 00-19 refers to a situation where warrants can potentially be net-cash settled for their intrinsic value, whereas the Warrants in the Company’s case can potentially be full-cash settled for fair value under alternative (B) in clause 9(b) referred above. As a result, Management concluded that the substance of paragraph 27 of EITF 00-29 is not met, and the Warrants should be classified as liability and be recorded at fair value at the end of each reporting period.

In addition to the above, management also considered that the warrantholders have a put option feature that is available to them under certain extraordinary circumstances, such as a change in control at the Company. Under such circumstances the RRA would give liquidation rights to the warrantholders, and in accordance with FAS 150, the accounting treatment for puttable warrants would be to treat them as a liability instead of an equity instrument.

(ii)	RRA, Section 2(a): Effective Registration Statement requirements:

“On or prior to the Filing Date the Company shall prepare and file with the Commission a Registration Statement covering the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form SB-2 (except if the Company is not then eligible to register for resale the Registrable Securities on Form SB-2, in which case such registration shall be on another appropriate form in accordance herewith). The Company shall cause the Registration Statement to become effective and remain effective as provided herein. The Company shall use its reasonable commercial efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the Effectiveness Date. The Company shall use its reasonable commercial efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier date of when (i) all Registrable Securities have been sold or (ii) all Registrable Securities may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k), as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected Holders (the “Effectiveness Period”).”

Accordingly, the Company has an obligation to register the Registrable Securities and to cause it to remain effective. In the event the registration statement ceases to be effective, the holder of the Warrants may elect to exercise the Warrants on a cashless basis in which case the holder of the Warrants would receive unregistered shares of common stock. The cashless exercise mechanism is available under the following clause:

CSPW, Section 10(b): Cashless Exercise:

“If an Exercise Notice is delivered after the Effectiveness Date (as defined in the Registration Rights Agreement among the original Holder and the Company in connection with this Warrant) and a registration statement permitting the Holder to resell the Warrant Shares is not then effective or the prospectus forming a part thereof is not then available to the Holder for the resale of the Warrant Shares, then and only then, the Holder may notify the Company in an Exercise Notice of its election to utilize cashless exercise in which event the Company shall issue to the Holder the number of Warrant Shares determined” by a specific formula as detailed in the CSPW, and such shares delivered will be unregistered.[emphasis added]

According to paragraph 17 of EITF 00-19, “if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).”

CSPW Section 10(b) indicates that the Holder may notify the Company of its intention to utilize this cashless exercise right if the Company fails to maintain registration statement effectiveness. Although this appears to be at the choice of the Holder, according to the Company’s legal counsel, the Holders have no other settlement remedies available to them under the CSPW or otherwise at law and, therefore, cannot demand any form of cash settlement in such circumstances, other than the entitlement to liquidated damages, as further discussed under issue 2(iii) below. The unregistered shares issued in such circumstances are subject to the Rule 144 holding period which according to the CSPW commences on the date the Warrants were originally issued. Hence, section 10(b) of the CSPW dictates that the settlement method in the situation where the registration statement is not effective is to net share settle with unregistered shares. Based on this interpretation, equity classification is not precluded. Management has also ensured that it has sufficient authorized and unissued shares available to net share settle in such circumstances, so that paragraph 19 of EITF 00-19 is complied with. The number of shares issuable in such circumstances is always less than the number issuable under physical settlement which number of shares are authorized and unissued.

However, the equity classification conclusion under this clause does not override the liability classification conclusion reached above under issue 2(i).

(iii)	RRA, Section 2(c): Liquidated Damages:

Under this section, if: (i) the Registration Statement is not filed on or prior to the Filing Date; or (ii) a Registration Statement is not declared effective by the Commission on or prior to its required Effectiveness Date; or (iii) after its Effective Date, such Registration Statement ceases for any reason to be effective and available to the Holders as to all Registrable Securities to which it is required to cover at any time prior to the expiration of its Effectiveness Period for an aggregate of more than an aggregate of 20 Trading Days (which need not be consecutive)(any such failure or breach being referred to as an “Event,” and for purposes of clauses (i) or (ii) the date on which such Event occurs, or for the purposes of clause (iii) the date which such 20 Trading Day-period is exceeded, being referred to as “Event Date”), then the Warrant Holders are entitled to liquidated damages that include:

“…on each Event Date under clauses (i) and (iii) the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the Investment Amount paid by such Investor under the purchase Agreement; and on each monthly anniversary of each such Event Date under clauses (i) and (iii) (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 2% of the Investment Amount paid by such Investor under the Purchase Agreement.” …. “provided, however, that the Company’s obligation to pay additional months’ liquidated damages shall be reduced or cease from and after the time that each such Holder may sell shares under Rule 144 under the Securities Act.”

(There are also liquidated damages provisions if the Registration Statement is not declared effective as a result of clause (ii) above; these provisions are irrelevant since the circumstance under clause (ii) did not occur.)

“Investment Amount” is defined in the SPA as, with respect to each Investor, the investment amount “indicated below such Investor’s name on the signature page of” the SPA, i.e., each investor’s portion of the aggregate purchase price of approximately $18.0 million including $15.6 million related to shares and $2.4 million related to the Warrants.

The minimum extent of liquidated damages based on the above clause is 39% of the Investment Amount, calculated as follows:

Holding period under Rule 144(k) of the Securities Act[1]		24 months
Less: Effectiveness Date of 90 days following Closing		(3 months	)
Less: 20 trading day period		(1 month	)
Less: First month of occurrence		(1 month	)

		19 months
	x	2%
	+	1	% (first month)

		39%

Note that the calculation set forth above assumes that the Warrants are exercised immediately after they are granted. Otherwise, the total number of months to which the liquidated damages could apply would equal: (i) the period over which the Warrants could remain outstanding (the 6-year term of the Warrant), plus (ii) the 24 months of holding period, less (iii) 5 (3+1+1) months representing the initial “grace” period. The maximum number of months to which the liquidated damages are applicable could then be 91 months (6 years x 12 months plus 24 minus 5), if the Warrants are exercised on the last day of their expiry period, or 183% of the Investment Amount.

The above calculations are only for illustrative purposes. Management believes, as more fully discussed under Issue 2(a) below, that even in the minimum end of the range of 39%, the liquidated damage term, especially when read in conjunction with other remedies provided in the RRA, would be considered to be a penalty and as such unenforceable; instead a court of competent jurisdiction is more likely to award actual damages suffered as a result of the Company’s breach, and the Courts (if an action related to this issue is ever brought to the Courts) would not award any amounts based on the above calculations.

For accounting purposes. the implication of this liquidated damages clause for the liability versus equity classification of the Warrants depends on whether the above-described penalty is considered by the Company to be uneconomic or not. Paragraph 16 of EITF 00-19 indicates that

[1]	The holding period of 24 months under Rule 144(k) of the Securities Act commences at the date the Warrants are exercised.

“If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.” That is, if the amount of liquidated damages is considered to be uneconomical, the presumption that the Company would consider settlement by delivery of unregistered shares and incurring the liquidated damages is not appropriate. Instead, the Company is more likely to deliver registered shares as the option to deliver unregistered shares is unduly punitive. According to EITF 00-19 paragraphs 14-18, the instrument in such circumstances is classified as a liability.

Management has concluded that the liquidated damages are not considered to be uneconomical given their belief that the Courts would not likely award any amounts based on the formula in the RRA (see above), as well as the circumstances of the market place in 2004 when the terms of the warrants were entered into; i.e., the Company was not economically compelled to settle in registered shares, and therefore, paragraphs 14-18 would not preclude the Warrants from being classified as equity. This, however, does not override the conclusion reached under issue 2(i) above that the Warrants are a liability.

Issue 2(a): Is an accrual required for the liquidated damages?

Management’s first determination was whether there was a legal or contingent liability for the liquidated damages. In trying to determine this, management reviewed SFAS 5, Accounting for Contingencies, and consulted with legal counsel. Legal counsel is of the opinion that a legal liability has been created. This is because the entitlement of the Investors under section 2(c) of the RRA was triggered as a result of the “unavailability” of the prospectus issued pursuant to the registration statement. The “unavailability” was a result of the Company’s untimely filing of certain interim financial statements in fiscal 2005. Accordingly, management determined that SFAS 5 would not be relevant. FASB Concepts #6 defines a liability as “a probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” In this case, a future sacrifice of benefit existed due to the past event of failing to maintain registration effectiveness. Similarly under SFAS 140, a “financial liability” has been established, and can only be extinguished when the Company is legally released from this liability or pays the amount.

Since a legal liability is determined to exist, management then has to determine the measurement of the liability. For purposes of determining how much of the liquidated damages the Investors may be entitled to, the period in which the prospectus was “unavailable” under the terms of the RRA (taking into consideration the 20 trading day grace period) was March 15, 2005 through May 31, 2005. Accordingly, the liquidated damages amount to approximately $540,000 calculated based on this period (unavailability of prospectus on two monthly anniversaries of the expiration of the 20 trading day grace period; liquidated damages is based on the aggregate Investment Amount and is 1% for first anniversary and 2% for each anniversary thereafter), and an accrual should be made by the Company for this amount.

Management considered an alternative view of the above accounting. Even though a contractual obligation or a legal liability has been established, its measurement should be based on estimated actual damages rather than the RRA formula. Management’s best estimate of the amount of liquidated damages that eventually needs to be paid out is nil. This is based on the legal interpretation that the liquidated damages provision may be deemed to be a penalty by the Courts of New York, and a reward by the Courts of an amount that represents a penalty would be against public policy. The liquidated damages provision may be deemed to be penalty for the following reasons: (i) the liquidated damages are not related to any actual damages; (ii) the calculation is not based on the Warrant portion of the Investment Amount, but the entire Investment Amount; (iii) the law abhors penalties and would be skeptical of the windfall; and (iv) the Warrants were out of the money and had not been (and still have not been) exercised. Note, in particular, that all of the shares of common stock initially purchased in this transaction were resold prior to the failure of the Company to maintain registration effectiveness and, therefore, there is a strong argument that the Investors did not suffer any damages related to the share portion of the investment, and using the total investment as the basis of calculating the liquidated damages constitutes a penalty. Management obtained a legal opinion that supports this position. Hence, arguably, the amount to be accrued for the liability should be nil. Management evaluated the merits of this view particularly in the context of the potential of recognizing an accounting gain in future periods when the liability is extinguished by a buy-back of the warrants or by other methods, if an accrual of an amount other than nil is recorded.

After weighing all factors, management concluded that an accrual of $540,000 should be made. Management considered that the legal opinion that would substantiate the fact that liquidated damages are likely not required to be paid is not absolute. One of the premises that the legal opinion was based on is that the amount of damages suffered by the warrantholders is not difficult to estimate. Management believes that this is not necessarily a definitive conclusion, since the court may view the damages as the difference in value between the registered shares that would have been received if the registration statement was maintained effective, versus the unregistered shares that could have been provided for under net-share settlement, whose value is not readily determinable. Moreover, the legal opinion has the view that the liquidated damages would be deemed as a penalty since the amount calculated under the formula is unreasonable relative to the damages suffered. Management believes that while this may be true, the court may reward a different amount that is considered to be reasonable. Since management has no basis to determine what this amount would be, the most reliable estimate of the accrual would be based on the formula in the RRA.

Conclusion on Issues 2 and 2(a) and Subsequent Evaluation of Classification

On the date of issuance, the Warrants should be classified as liability as indicated above. EITF 00-19, paragraph 10, requires the Company to reassess the classification of the Warrants at each balance sheet date. If reclassification is deemed necessary, the contract should be reclassified on the date the event occurred requiring the reclassification. There were no events since the date of issuance that requires a reclassification of the instrument. In addition, an accrual of $540,000 should be made in Q3 ($180,000) and Q4 ($360,000) of fiscal 2005 relating to liquidated damages that the Warrant holders are entitled to as a result of the Company’s failure to maintain registration effectiveness.

Issue 3 – What is the measurement of the Warrant on the date of issue and thereafter?

EITF 00-19 (paragraph 9) and SFAS 133 (paragraphs 14 and 15) require the instrument to be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required settlement method as indicated by EITF 00-19 paragraph 7. The Company has initially measured the value of the contract utilizing the closed-form model (Black-Scholes-Merton model). The Company’s assumptions in valuing the contract at the issue date were as follows:

(i)	The Company utilized the term to maturity of the Warrants equal to that of the difference between the date of issue (March 18, 2004) and the expiration date of the contract (March 18, 2010);

(ii)	Volatility measure utilized by the Company is based on the historical trading prices of the Company since the Company went public on May 6, 2003 to March 9, 2006 (See Appendix A for the rationale of the volatility assumption);

(iii)	Risk free rate was the implied yield available on U.S. Treasury zero-coupon issues at the time of issue with a remaining term equal to the term to maturity used as the input to the model;

(iv)	Exercise price of $17.00; and

(v)	Stock price utilized by the Company was that of the closing price as at the date of the consummation (March 18, 2004), which was $10.73.

This resulted in an initial valuation of $5.9122 per Warrant, or $2,172,729 in aggregate.

Treatment – Classified as Liability

Consummation

Since it was determined that the Warrants should be classified as a liability (credit entry), EITF 00-19, paragraphs 38 and 39, require that the Warrants be reported at fair value on the date of issuance. See Appendix B to this memo for the Company’s valuation of the Warrant at the date of consummation (March 18, 2004).

Subsequent Measurements

Subsequent to issuance, EITF 00-19 (paragraph 39) requires the Warrant liability be remeasured at fair value with the changes in the fair value included in income. See Appendix B to this memo for the Company’s subsequent revaluation of the Warrants. Except for the volatility assumption, which is based on the historical trading prices of the Company for the entire period since the Company went public (May 6, 2003 to March 9, 2006) (see Appendix A for the rationale of the volatility assumptions), the other assumptions used in the valuation model reflect the values as of the respective quarterly re-measurement dates.

Based on these assumptions, the fair value of the Warrants has declined considerably since the issue date. Such declines result in periodic reductions in the liability amount and corresponding income amounts being included in the P&L.

If the warrantholder exercises its rights under the Warrants, the Warrant liability would be first adjusted to fair value with any gain or losses reflected in earnings. The carrying value of the Warrant liability would then be transferred to additional paid-in capital except for the portion related to the par value of the common stock issued, if applicable (for cashless exercise). If it is a cash exercise, cash proceeds received from the exercise would also be added to the value of common stock and additional paid-in capital. If the Warrants classified as a liability lapse unexercised, the remaining carrying value of the Warrants, if any, would be included in income. If Yak is required to make a cash payment to warrantholders to settle the Warrants, the cash payment would reduce the carrying amount. The deficiency or excess over the settlement amount, if any, would be included in income.

Subsequent Reclassification of Warrants

If the Warrants are reclassified from a liability to equity, the changes in fair value of the Warrants while classified as a liability would not be reversed. The fair value of the Warrant as of the date of the change in classification would be transferred to the appropriate equity account. Subsequent changes in fair value while classified as equity would not be recorded. There is no reclassification required of the Warrants.

APPENDIX A

Assumptions Underlying Volatility Measure

1. Point of rereference:	Company’s own historical prices

2. Frequency of data points	The company utilized daily prices as it provided the largest sample available

3. Measurement period	Measurement period utilized by the company was defined by the time from the company’s initial available trading price to the latest available date of valuation

4. Total number of data points	Number of data points used was the maximum amount of days of information available from the date the company went public (May 6, 2003) to the date of evaluation (March 9, 2006)

5. Market Price	The company utilized closing market price as reported by Yahoo Finance!

6. Exclusion of the data	The term of the warrant was 6 years. Available data on stock prices was only available for approximately 3 years. As the period of time with available share trading prices was shorter than the term of the warrant, the company concluded that the maximum period of time with available trading prices should be used for the purposes of calculating volatility of shares. As such, no available data was excluded from the calculations and all available data was given equal weighting.

7. Exclusive reliance on historical data	A. The company has no reason to believe that its future volatility over the next 4 years is likely to differ from the past B. The computation of historical volatility uses a simple average calculation method C. A sequential maximum available period of historical data was used D. Management considers the number of price observations used to be reasonably sufficient (as management utilized the period of greater than 2 years), and the prices were measured at consistent points throughout the historical period

Time	Close	Current / Previous ‘P(n)/P(n-1)	Natural Log	Standard Deviation	Count / Number of Data Points	Square Root	Volatility Measure
9-Mar-06	3.55	1.050295858	0.049072	0.04332907	717	16.12452	69.87%

APPENDIX B

	Third Fiscal Quarter			Fourth Fiscal Quarter
	As restated March 31, 2004	Adjustments	As subsequently Restated March 31, 2004	As restated June 30, 2004	Adjustments	As subsequently Restated June 30, 2004
Obligations Under Warrants	—	2,164	2,164	—	1,676	1,676
Common Stock and Additional Paid-In Capital	19,416	(2,173)	17,243	19,240	(2,173)	17,067
Common Stock	225		225	225		225
Additional Paid-In Capital	16,758	260	17,018	16,582	260	16,842
Common Stock Purchase Warrants	2,433	(2,433)	—	2,433	(2,433)	—
Retained Earnings	7,030	9	7,039	7,971	497	8,468
Changes in Fair Value of Obligations Under Warrants	—	(9)	(9)	—	(488)	(488)
Earnings Before Income Taxes	1,716	9	1,725	1,688	488	2,176
Net Earnings	1,153	9	1,162	941	488	1,429
Basic Earnings Per Share	0.10	—	0.10	0.09	0.05	0.14
Diluted Earnings Per Share	0.10	—	0.10	0.09	0.04	0.13
Weighted average number of common shares outstanding	11,654		11,654	10,706		10,706
Weighted average number of common shares – fully diluted	11,746		11,746	11,405		11,405

	First Fiscal Quarter			Second Fiscal Quarter
	As restated September 30, 2004	Adjustments	As subsequently Restated September 30, 2004	As restated December 31, 2004	Adjustments	As subsequently Restated December 31, 2004
Obligations Under Warrants	—	1,373	1,373	—	1,259	1,259
Common Stock and Additional Paid-In Capital	19,253	(2,173)	17,080	19,291	(2,173)	17,118
Common Stock	225		225	225		225
Additional Paid-In Capital	16,595	260	16,855	16,633	260	16,893
Common Stock Purchase Warrants	2,433	(2,433)	—	2,433	(2,433)	—
Retained Earnings	9,338	800	10,138	10,614	914	11,528
Changes in Fair Value of Obligations Under Warrants	—	(303)	(303)	—	(114)	(114)
Earnings Before Income Taxes	2,100	303	2,403	1,965	114	2,079
Net Earnings	1,366	303	1,669	1,276	114	1,390
Basic Earnings Per Share	0.11	0.02	0.13	0.10	0.01	0.11
Diluted Earnings Per Share	0.11	0.02	0.13	0.10	0.01	0.11
Weighted average number of common shares outstanding	12,893		12,893	12,897		12,897
Weighted average number of common shares – fully diluted	12,984		12,984	12,905		12,905

	Third Fiscal Quarter			Fourth Fiscal Quarter
	As restated September 30, 2004	Adjustments	As subsequently Restated September 30, 2004	As restated December 31, 2004	Adjustments	As subsequently Restated December 31, 2004
Obligations Under Warrants	—	789	789	—	1,093	1,093
Common Stock and Additional Paid-In Capital	19,331	(2,173)	17,158	19,350	(2,173)	17,177
Common Stock	225		225	225		225
Additional Paid-In Capital	16,673	260	16,933	16,692	260	16,952
Common Stock Purchase Warrants	2,433	(2,433)	—	2,433	(2,433)	—
Retained Earnings	12,062	1,384	13,446	12,151	1,080	13,231
Changes in Fair Value of Obligations Under Warrants	—	(470)	(470)	—	304	304
Earnings Before Income Taxes	2,270	470	2,740	242	(304)	(62)
Net Earnings	1,448	470	1,918	90	(304)	(214)
Basic Earnings Per Share	0.11	0.04	0.15	—	(0.02)	(0.02)
Diluted Earnings Per Share	0.11	0.04	0.15	—	(0.02)	(0.02)
Weighted average number of common shares outstanding	12,897		12,897	12,895		12,895
Weighted average number of common shares – fully diluted	12,902		12,902	12,901		12,901

	First Fiscal Quarter			Second Fiscal Quarter
	As restated September 30, 2005	Adjustments	As subsequently Restated September 30, 2005	As restated December 31, 2005	Adjustments	As subsequently Restated December 31, 2005
Obligations Under Warrants	—	984	984	—	765	765
Common Stock and Additional Paid-In Capital	19,412	(2,173)	17,239	19,503	(2,173)	17,330
Common Stock	225		225	225		225
Additional Paid-In Capital	16,754	260	17,014	16,845	260	17,105
Common Stock Purchase Warrants	2,433	(2,433)	—	2,433	(2,433)	—
Retained Earnings	12,365	1,189	13,554	13,332	1,408	14,740
Changes in Fair Value of Obligations Under Warrants	—	(109)	(109)	—	(219)	(219)
Earnings Before Income Taxes	547	109	656	2,273	219	2,492
Net Earnings	214	109	323	967	219	1,186
Basic Earnings Per Share	0.02	0.01	0.03	0.07	0.02	0.09
Diluted Earnings Per Share	0.02	0.01	0.03	0.07	0.02	0.09
Weighted average number of common shares outstanding	12,897		12,897	12,898		12,898
Weighted average number of common shares – fully diluted	12,897		12,897	12,898		12,898